Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258936

PROSPECTUS SUPPLEMENT NO. 2

November 22, 2021

(To Prospectus dated August  26, 2021)

MATTERPORT, INC.

135,193,286 Shares of Class A Common Stock

4,450,000 Warrants to Purchase Shares of Class A Common Stock

and

Up to 11,350,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement further supplements and updates the prospectus dated August 26, 2021, relating to (i) the resale of 135,193,286 shares of Class A common stock, par value $0.0001 per share (the “common stock” or “Matterport common stock”), by the selling securityholders named in the prospectus, (ii) the issuance by us and resale of up to 11,350,000 shares of common stock upon the exercise of outstanding warrants and (iii) the resale of up to 4,450,000 of our outstanding warrants originally issued in a private placement concurrent with the initial public offering of Matterport, Inc., a Delaware corporation (f/k/a Gores Holdings VI, Inc.).

This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 22, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock trades on the Nasdaq Stock Exchange (the “Nasdaq”) under the ticker symbol “MTTR” and our warrants trade on the Nasdaq under the ticker symbol “MTTRW”. On November 19, 2021, the closing sale price of our common stock as reported by Nasdaq was $27.86 per share and the closing price of our warrants was $16.07 per warrant.

Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2021

MATTERPORT, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-39790

Delaware	85-1695048
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

352 East Java Drive Sunnyvale, CA	94089
(Address of principal executive offices)	(Zip Code)

(650) 641-2241

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	MTTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on July 22, 2021 (the “Closing Date”), Matterport, Inc., a Delaware corporation (f/k/a Gores Holdings VI, Inc.) (the “Company”), consummated the previously announced merger transactions (collectively, the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated February 7, 2021 (the “Merger Agreement”), by and among the Company (at such time named Gores Holdings VI, Inc.), Maker Merger Sub, Inc. (“First Merger Sub”), a direct, wholly owned subsidiary of the Company, Maker Merger Sub II, LLC (“Second Merger Sub”), a direct, wholly owned subsidiary of the Company, and the pre-Merger Matterport, Inc. (now named Matterport Operating, LLC) (“Legacy Matterport”).

The Merger was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Gores Holdings VI, Inc. was treated as the “acquired” company for financial reporting purposes. The financial statements of the combined entity upon consummation of the Merger represented a continuation of the financial statements of Matterport with the Merger being treated as the equivalent of Matterport issuing stock for the net assets of Gores Holdings VI, Inc., accompanied by a recapitalization. The net assets of Gores Holdings VI, Inc. are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Legacy Matterport in future reports of the combined entity. All periods prior to the Merger have been retroactively adjusted using the exchange ratio in the Merger of approximately 4.1193 for the equivalent number of shares outstanding immediate after the Merger to effect the reverse recapitalization.

The Company is issuing this Current Report on Form 8-K to recast its financial statements for the years ended December 31, 2020 and 2019 as previously incorporated by reference in the Company’s Current Report on Form 8-K filed with the SEC on July 28, 2021, as amended by Amendment No. 1 to Form 8-K/A, filed with the SEC on July 29, 2021, and Amendment No. 2 to Form 8-K/A, filed with the SEC on August 16, 2021 (as so amended, the “Super 8-K”), and as filed in the Company’s proxy statement/prospectus dated June 21, 2021 (the “Proxy Statement”) to reflect the effects of the reverse recapitalization.

Included herein as Exhibit 99.2 are the audited consolidated financial statements of the Company as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020. These financial statements update the audited consolidated financial statements of Legacy Matterport included in Item 2.01 and Item 9.01 of the Super 8-K and in the Proxy Statement. Also included herein as Exhibit 99.1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations, which relates to the audited consolidated financial statements, and updates Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Item 2.01 of the Super 8-K and in the Proxy Statement.

Exhibits 99.1 and 99.2 are attached hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Audited Consolidated Financial Statements of Matterport, Inc. for the Years Ended December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020

104	The cover page from this Current Report on Form 8-K of Matterport, Inc. (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 22, 2021	Matterport, Inc.

	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Matterport’s management believes is relevant to an assessment and understanding of Matterport’s consolidated results of operations and financial condition. The discussion should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and accompanying notes, and other financial information included elsewhere within this Current Report on Form 8-K, Matterport’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021 and the Registration Statement on Form S-1 filed by Matterport with the SEC on August 19, 2021. This discussion may contain forward-looking statements based upon Matterport’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed under “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and other disclosures included in this Current Report on Form 8-K, Matterport’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021 and the Registration Statement on Form S-1 filed by Matterport with the SEC on August 19, 2021. Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” “the Company” or “Matterport” refer to the business of Matterport, Inc., a Delaware corporation, and its subsidiaries both prior to the consummation of and following the Merger (as defined below).

Overview

Matterport is leading the digitization and datafication of the built world. We believe the digital transformation of the built world will fundamentally change the way people interact with buildings and the physical spaces around them.

Since its founding in 2011, Matterport’s pioneering technology has set the standard for digitizing, accessing and managing buildings, spaces and places online. Our platform’s innovative software, spatial data-driven data science, and 3D capture technology have broken down the barriers that have kept the largest asset class in the world, buildings and physical spaces, offline and underutilized for many years. We believe the digitization and datafication of the built world will continue to unlock significant operational efficiencies and property values, and that Matterport is the platform to lead this enormous global transformation.

The world is rapidly moving from offline to online. Digital transformation has made a powerful and lasting impact across every business and industry today. Nevertheless, the global building stock remains largely offline today, and we estimate that less than 0.1% is penetrated by digital transformation. We were among the first to recognize the increasing need for digitization of the built world and the power of spatial data, the unique details underlying buildings and spaces, in facilitating the understanding of buildings and spaces. With approximately 4.3 million spaces under management as of December 31, 2020, we are continuing to penetrate the estimated $228 trillion global building stock and expand our footprint across various end markets, including residential and commercial real estate, facilities management, retail, architecture, engineering and construction (“AEC”), insurance and repair, and travel and hospitality. We estimate our total addressable market to be more than four billion buildings and 20 billion spaces globally, yielding a more than $240 billion market opportunity.

We believe the total addressable market for the digitization and datafication of the built world could expand beyond $1 trillion as our spatial data platform continues to grow, powered by the following:

•

Bringing offline buildings online: Traditionally, our customers needed to conduct site visits in-person to understand and assess their buildings and spaces. With the AI-powered capabilities of Cortex, our proprietary AI software engine, the world’s building stock can move from offline to online and be accessible to our customers real-time and on demand from anywhere.

•

Driven by spatial data: Cortex uses the breadth of the billions of data points we have accumulated over the years to improve the 3D accuracy of our digital twins. Our sophisticated algorithms also deliver significant commercial value to our subscribers by generating data-based insights that allow them to confidently make assessments and decisions about their properties. With approximately 4.3 million spaces under management as of December 31, 2020, our spatial data library is the clearinghouse for information about the built world.

•

Powered by AI and ML: AI and ML technologies effectively utilize spatial data to create a robust virtual experience that is dynamic, realistic, interactive, informative and permits multiple viewing angles. AI and ML also make costly cameras unnecessary for everyday scans—subscribers can now scan their spaces by simply tapping a button on their smartphones. As a result, Matterport is a device agnostic platform, helping us more rapidly scale and drive towards our mission of digitizing and indexing the built world.

We believe that Matterport has tremendous growth potential ahead. After securing market leading positions in a variety of geographies and vertical markets, we have demonstrated our repeatable value proposition and the ability of our sales growth model to scale. The magnitude of our total addressable market is so large that even with leading market share, we believe our penetration rates today are a small fraction of the opportunity for Matterport. With a mature and tested go-to-market playbook and team in place, we are focused on scaling execution across a carefully selected set of growth vectors, including: scaling the enterprise across industry verticals, expanding internationally, investing in R&D, and expanding partner integrations and third-party developer platforms.

Business Impact of COVID-19

In April 2020, we implemented a workforce restructuring and reduced spending on certain development programs in order to preserve operating flexibility and working capital, given that the duration and impact of the coronavirus (“COVID-19”) pandemic on our industry was highly uncertain during that period. We also modified our business practices, including reducing employee travel, recommending that all non-essential personnel work from home, and cancelling or reducing physical participation in meetings, events and conferences. The COVID-19 pandemic did not adversely affect our subscription and license revenue during the year ended December 31, 2020, and we have seen some signs of positive effects for our long-term business prospects as a result of the pandemic as businesses and consumers have increasingly adopted online technologies that allow them to manage their assets digitally and collaborate on tasks and projects via online platforms.

However, the future impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration of the pandemic, impact on our customers and their spending habits, impact on our marketing efforts, effect on the growth of our customers’ businesses and their usage of our platform, and impact on our suppliers, all of which are uncertain and cannot be predicted with certainty. Public and private sector policies and initiatives to reduce the transmission of COVID-19 and disruptions to our operations and the operations of our customers, and our third-party suppliers, along with the related global slowdown in economic activity, may result in decreased revenues and increased costs. Delays, interruptions and disruptions in our supply chain have and could continue to impact our ability to maintain supplies of products and the costs associated with obtaining products. It is possible that the COVID-19 pandemic, the measures taken by the federal, state, or local authorities and businesses affected and the resulting economic impact may materially and adversely affect our business, results of operations, cash flows and financial position as well as those of our customers.

The Merger

On July 22, 2021, we consummated the previously announced merger (collectively with the other transactions described in the Merger Agreement (defined below), the “Merger”, “Closing”, or “Transactions”) pursuant to an Agreement and Plan of Merger, dated February 7, 2021 (the “Merger Agreement”), by and among the Company (at such time named Gores Holding VI, Inc., a Delaware Corporation (“Gores”, or “GHVI”)), First Merger Sub, Second Merger Sub and Legacy Matterport. In connection with the consummation of the Merger, the registrant changed its name from Gores Holdings VI, Inc. to Matterport, Inc. First Merger Sub merged with and into Legacy Matterport, with Legacy Matterport continuing as the surviving corporation (the “First Merger”), and immediately following the First Merger and as part of the same overall transaction as the First Merger,

Legacy Matterport merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity as a wholly owned subsidiary of the Company, under the new name “Matterport Operating, LLC” (the “Merger”). In connection with the Closing, we changed our name to Matterport, Inc. On July 23, 2021, our Class A common stock and warrants began trading on the Nasdaq Global Market under the symbols “MTTR” and “MTTRW,” respectively.

In connection with the Merger, the Company raised gross proceeds of $640.1 million, including the contribution of $345.1 million of cash held in Gores’ trust account from its initial public offering and an aggregate purchase price of $295.0 million in a private placement pursuant to the subscription agreements (“Private Investment in Public Equity” or “PIPE”) at $10.00 per share of Gores’ Class A common stock. The Company paid $0.9 million to Gores’ stockholders who redeemed Gores’ Class A common stock immediately prior to the Closing. The Company and Gores incurred $10.0 million and $26.3 million transaction costs, respectively. The total transaction cost was $36.3 million, consisting of underwriting, legal, and other professional fees, of which $35.7 million was recorded to additional paid-in capital as a reduction of proceeds and the remaining $0.6 million was expensed immediately upon the Closing. The aggregate consideration paid to Legacy Matterport stockholders in connection with the Merger (excluding any potential Earn-Out Shares (defined below)), was 218,875,000 shares of the Company Class A common stock, par value $0.0001 per share. The number of shares of Company Class A common stock received by Legacy Matterport stockholders for each share of Legacy Matterport common stock was equal to approximately 4.1193 (the “Exchange Ratio”).

The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Gores was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity upon consummation of the Merger represented a continuation of the financial statements of Matterport with the Merger being treated as the equivalent of Matterport issuing stock for the net assets of Gores, accompanied by a recapitalization. The net assets of Gores are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Matterport in future reports of the combined entity. All periods prior to the Merger have been retroactively adjusted using the Exchange Ratio for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. See Note 1 to our consolidated financial statements included elsewhere in this Current Report on Form 8-K for additional detail about the Merger.

Our Business Model

We generate revenue by selling subscriptions to our AI-powered spatial data platform to customers, licensing our data to third parties, selling capture devices (including our Matterport Pro2 camera) and by providing services to customers from our technicians and through in-application purchases. We are focused on driving substantial annual growth in subscription and license revenue and maintaining modest growth in product and services revenue.

We serve customers of all sizes, at every stage of maturity, from individuals to large enterprises, and we see opportunities for growth across all of our customer segments. We are particularly focused on increasing sales efficiency and driving customer growth and recurring revenue growth from large enterprises.

Subscription Revenue

Our AI-powered spatial data platform creates high-fidelity and high-accuracy digital twins of physical spaces and generates valuable data analytics and insights for customers. We derive subscription revenue from the sale of subscription plans to subscribers of all sizes ranging from individuals to large enterprises.

Our subscription plans are priced from free to custom plans tailored to the needs of larger-scale businesses. Our standard subscription plans for individuals and small businesses range from a free online Matterport account with a single user and a single active space that can be captured with an iPhone to multiple-user accounts that provide for the capture of unlimited active spaces. The pricing of our subscription plans increases as the number of users and active spaces increase. The wide variety and flexibility of our subscription plans enable us to retain existing subscribers and grow our subscriber base across diverse end markets, with particular focus on large enterprise subscribers. Subscription revenue accounted for approximately 48% and 53% of our total revenue for the years ended December 31, 2020 and 2019, respectively.

The majority of our subscription services are billed either monthly or annually in advance and are typically non-refundable and non-cancellable. Consequently, for month-to-month subscriptions, we recognize the revenue monthly, and for annual or longer subscriptions, we record deferred revenue on our consolidated balance sheet and recognize the deferred revenue ratably over the subscription term.

License Revenue

We also offer data license solutions that allow certain customers to use our digital twin data for their own needs. We began offering these solutions in 2020. License revenue accounted for approximately 4% and 0% of our total revenue for the years ended December 31, 2020 and 2019, respectively. Data licenses to date have been granted as perpetual licenses and are therefore recognized at a point in time upon transfer of control when the customer accepts delivery of the licensed data or other property. We expect our license revenue to fluctuate from quarter to quarter based on the number of new licenses purchased by our customers as we obtain new customers for our license solutions and the delivery of our licensed content is accepted by our customers during each quarter.

Product Revenue

We offer a comprehensive set of solutions designed to provide our customers with access to state-of-the-art capture technology that produces the high-quality data necessary to process images into dimensionally accurate digital twins. We derive product revenue from sales of our innovative 3D capture product, the Pro2 Camera, which has played an integral part in shaping the 3D building and property visualization ecosystem. Recently, we also have begun to offer capture devices manufactured by third parties. The Pro2 Camera has driven adoption of our solutions and has generated the unique high-quality and scaled data set that has enabled Cortex to become the pioneering software engine for digital twin creation, and we expect that future sales of our Pro2 Camera and third-party capture devices will continue to drive increased adoption of our solutions. Product revenue accounted for approximately 39% and 40% of our total revenue for the years ended December 31, 2020 and 2019, respectively.

Services Revenue

Most of our customers are able to utilize the Pro2 Camera or other compatible capture devices to scan digital twins without external assistance, as the camera is relatively easy to configure and requires minimal training. However, our customers sometimes may also request professional assistance with the data capture process. We generate professional services revenue from Matterport Capture Services, a fully managed solution for enterprise subscribers worldwide that require on-demand scheduling of experienced and reliable Matterport professionals to scan their properties. In addition, we derive services revenue from in-app purchases, made by subscribers using our smartphone applications or by logging in to their subscriber account. Services revenue accounted for approximately 9% and 6% of our total revenue for the years ended December 31, 2020 and 2019, respectively.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, analysts, investors and other industry participants.

Spaces Under Management

We track the number of spaces that have been scanned and filed on the Matterport platform, which we refer to as spaces under management, because we believe that the number of spaces under management is an indicator of market penetration and the growth of our business. A space can be a single room or building, or any one contiguous scan of a discrete area, and is composed of a collection of imagery and spatial data that is captured and reconstructed in a dimensionally accurate digital twin of the scanned space. For tracking purposes, we treat each scanned and filed space as a unique file or model. We have a history of growing the number of our spaces under management and, as of December 31, 2020, we had approximately 4.3 million spaces under management. The scale of our spaces under management allows us to directly monetize each space managed for our paid subscribers as well as increase our ability to offer new and enhanced services to subscribers, which in turn provides us with an opportunity to convert subscribers from free subscription plans to paid plans. We believe our spaces under management will continue to grow as our business expands with our current customers and as we add new free and paid subscribers.

The following chart shows our spaces under management for each of the periods presented (in millions):

	Year ended December 31
	2020	2019
Spaces under management	4.3	2.3

Total Subscribers

We believe that our ability to increase the number of subscribers on our platform is an indicator of market penetration, the growth of our business and future revenue trends. For purposes of our business, a “subscriber” is an individual or entity that has signed up for a Matterport account during the applicable measurement period. We include both free and paid subscribers in our total subscriber count. We refer to a subscriber that has signed up for a free account and typically scans only one free space allocated to the account as a “free subscriber.” We refer to a subscriber that has signed up for one of our paid subscription levels and typically scans at least one space as a “paid subscriber.” Our paid subscribers typically enter into monthly subscriptions with us. We generally consider a single organization to be a single subscriber if the organization has entered into a discrete enterprise agreement with us, even if the organization includes multiple divisions, segments or subsidiaries that utilize our platform. If multiple individuals, divisions, segments or subsidiaries within an organization have each entered into a discrete subscription with us, we consider each individual account to be a separate subscriber.

We believe the number of paid subscribers on our platform is an important indicator of future revenue trends, and we believe the number of free subscribers on our platform is important because free subscribers may over time become paid subscribers on our platform and are therefore another indicator of our future revenue trend. We continue to demonstrate strong growth in the number of free and paid subscribers on our platform as indicated by our results for the twelve months ended December 31, 2020.

The following chart shows the number of our free subscribers, paid subscribers and total subscribers for each of the periods presented (in thousands):

	Year ended December 31
	2020	2019
Free subscribers	210.3	19.1
Paid subscribers	43.9	20.5

Total subscribers	254.2	39.6

Net Dollar Expansion Rate

We believe our ability to retain and grow the subscription revenue generated by our existing subscribers is an important measure of the health of our business and our future growth prospects. We track our performance in this area by measuring our net dollar expansion rate from the same set of customers across comparable periods. We calculate this metric on a quarterly basis by comparing the aggregate amount of subscription revenue attributable to a subscriber cohort for the most recent quarter divided by the amount of subscription revenue attributable to the same subscriber cohort for the same quarter in the previous fiscal year. Our calculation for the applicable quarter includes any subscriber in the cohort that upgrades or downgrades the subscriber’s respective subscription level or churns. For the three months ended December 31, 2020, our net dollar expansion rate, determined by comparing the subscription revenue from the applicable subscriber cohort for the three months ended December 31, 2020 to that for the three months ended December 31, 2019, was approximately 112%. Our net dollar expansion rate can fluctuate from quarter to quarter due to a number of factors, including, but not limited to, the number of subscribers that upgrade or downgrade their respective subscription levels or a higher or lower churn rate during any given quarter.

Non-GAAP Financial Measures

In addition to our results of operations below, we report certain financial measures that are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries.

Non-GAAP Income Loss from Operations

We calculate non-GAAP loss from operations as GAAP loss from operations excluding stock-based compensation expenses. We believe this measure provides our management and investors with consistency and comparability with our past financial performance and is an important indicator of the performance and profitability of our business. Additionally, this measure eliminates the effects of stock-based compensation, which we do not consider to be indicative of our overall operating performance.

The following table presents our non-GAAP loss from operations for each of the periods presented (in thousands):

	Year ended December 31,
	2020	2019
GAAP loss from operations	$(11,562)	$(30,398)
Add back: stock-based compensation expense, net	2,505	1,830

Non-GAAP loss from operations	$(9,057)	$(28,568)

Free Cash Flow

We calculate free cash flow as net cash used in operating activities less purchases of property and equipment and capitalized software and development costs. We believe this metric provides our management and investors with an important indicator of the ability of our business to generate additional cash from our business operations or our need to access additional sources of cash, in order to fund our operations and investments.

The following table presents our free cash flow for each of the periods presented (in thousands):

	Year ended December 31,
	2020	2019
Net cash used in operating activities	$(3,597)	$(26,826)
Less: purchases of property and equipment	(30)	(553)
Less: capitalized software and development costs	(4,854)	(4,317)

Free cash flow	$(8,481)	$(31,696)

Factors Affecting Our Performance

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below, which are in turn subject to significant risks and challenges, including those discussed below and in the section titled “Risk Factors” in our Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021 and the Registration Statement on Form S-1 we filed with the SEC on August 19, 2021.

Penetrating a Largely Undigitized Global Property Market

Despite the rapid pace of digital transformation in today’s world, the massive global building stock, estimated by Savills to be $228 trillion in total property value as of 2017, remains largely undigitized today, and we estimate that less than 0.1% is penetrated by digital transformation. As a first mover in digital twin creation and spatial data library construction, we see significant opportunities to continue leading the digitization and datafication of the built world. We estimate that there are more than 4 billion buildings and 20 billion spaces in the world globally, yielding a more than $240 billion market opportunity. We believe that as Matterport’s unique spatial data library and property data services continue to grow, this opportunity could increase to more than $1 trillion based on the size of the building stock and the untapped value creation available to buildings worldwide. The constraints created by the COVID-19 pandemic have only reinforced and accelerated the importance of the solutions that we have developed for diverse markets over the past decade.

Through providing a comprehensive set of solutions from cutting-edge capture technology and high-accuracy digital twins to valuable property insights, our AI-powered platform delivers value across the property lifecycle to subscribers from various end markets, including residential and commercial real estate, facilities management and retail, AEC, insurance and repair, and travel and hospitality. As of December 31, 2020, we had over 254,000 subscribers on our platform and approximately 4.3 million spaces under management, which we believe represents more than 100 times number of spaces under management by the rest of the market, and we aim to continue scaling our platform and strengthen our foothold in various end markets and geographies to deepen our market penetration. We believe that the breadth and depth of the Matterport platform along with the strong network effect from our growing spatial data library will lead to increased adoption of our solutions across diverse end markets, enabling us to drive further digital transformation of the built world.

Adoption of our Solutions by Enterprise Subscribers

We are pioneering the transformation of the built world from offline to online. We provide a complete, data-driven set of solutions for the digitization and datafication of the built world across a diverse set of use cases and industries. We take a largely offline global property market to the online world using a data-based approach, creating a digital experience for subscribers to interact with buildings and spaces and derive actionable insights. Our Cortex AI-driven engine and software platform uses the breadth of the billions of data points we have accumulated over the years to improve the 3D accuracy of our digital twin models. Our machine learning algorithms also deliver significant commercial value to our subscribers by generating data-based insights that allow them to confidently make assessments and decisions about their properties. We provide enterprise subscribers with a comprehensive solution that includes all of the capture, design, build, promote, insure, inspect and manage functionality of our platform. We believe that our scale of data, superior capture technology, continued focus on innovation and considerable brand recognition will drive a continued adoption of our all-in-one platform by enterprise subscribers. We are particularly focused on acquiring and retaining large enterprise subscribers due to the significant opportunities to expand our integrated solutions to different parts of an organization and utilize digital twins for more use cases within an organization. We will continue improving our proprietary spatial data library and AI-powered platform while increasing investments in direct sales and account-based marketing to enhance enterprise adoption of our solutions.

Retention and Expansion of Existing Subscribers

Our ability to increase revenue depends in part on retaining our existing subscribers and expanding their use of our platform. We offer an integrated, comprehensive set of solutions including spatial data capturing, digital twin creation, publication, vertical-market specific content, and property analytics. We have a variety of subscription plans to meet the needs of every subscriber, including free subscription plans and several standard paid subscription plans, and we are able to provide customized subscription plans tailored to the specific needs of large enterprises. As we seek to develop long-term subscriber relationships, our value proposition to subscribers is designed to serve the entirety of the property lifecycle, from design and build to maintenance and operations, promotion, insure, repair, restore, secure and finance. As a result, we believe we are uniquely positioned to grow our revenue with our existing subscribers as our platform helps them discover opportunities to drive short and long term returns on their property investments.

Given the all-in-one nature of our platform and its ease of use, we are also able to drive adoption of our solutions across various parts of an organization. For example, we started a long-term relationship with a large commercial real estate client when we were engaged to create digital twins for available office spaces for promotion and leasing. We were then able to expand the relationship by working with the subscriber’s construction team to redesign office spaces through integrating our digital twins with the construction team’s design software. Most recently, we signed a global agreement with the client’s real estate acquisition team to conduct due diligence of potential real property acquisitions.

As a result of our long-term focus and expansion strategy, we have been able to consistently retain our subscribers and drive increased usage of our platform. Our net dollar expansion rate of 112% for the three months ended December 31, 2020 demonstrates the stickiness and growth potential of our platform.

Scaling Across Various Industry Verticals

Matterport’s fundamental go-to-market model is built upon a subscription first approach. We have invested aggressively to unlock a scalable and cost-effective subscription flywheel for customer adoption. With our large spatial data library and pioneering AI-powered capabilities, we pride ourselves on our ability to deliver value across the property lifecycle to subscribers from various end markets, including residential and commercial real estate, facilities management and retail, AEC, insurance and repair, and travel and hospitality. Going forward, we will continue to improve our spatial data library and AI-powered platform to address the workflows of the industries we serve, while expanding our solutions and reaching new real estate segments. We also plan to increase investments in industry-specific sales and marketing initiatives to increase sales efficiency and drive subscriber and recurring revenue growth. While we expect that these investments will result in a considerable increase in our operating expenses, we expect operating margins to improve over the long term to scale and gain higher operating leverage.

International Expansion

We are focused on continuing to expand our AI-powered spatial data platform to all corners of the world. Given that the global building stock remains largely undigitized today and with the vast majority of the world’s buildings located outside of the United States, we expect significant opportunities in pursuing the digitization and datafication of the building stock worldwide. We use a “land and expand” model to capitalize on the potential for geographic expansion. As of December 31, 2020, subscribers outside the United States accounted for more than 35% of our subscription revenues. Given the flexibility and ease of use of our platform and capture device agnostic data capture strategy, we believe that we are well-positioned to further penetrate existing and additional geographies.

To scale our international penetration, we plan to continue to increase our investment in sales and marketing efforts across the globe, including building up sales and marketing teams in North America, Europe, the Middle East and Africa, and the Asia Pacific region. With multiple sales attachment points and a global marketing effort, we believe that we can further penetrate enterprises and businesses worldwide through channel partnerships and direct sales. Such international expansion efforts will also involve additional investments in our market research teams to tailor platform solutions, subscription plans and pricing for each market. These international expansion activities may impact our near-term profitability as we lay the foundation for international growth. Nevertheless, we believe that customers around the world will derive value from the universal utility and flexibility of our spatial data platform which transforms how customers interact with their physical spaces in the modern age.

Investing in Research and Innovation for Growth

We will continue to invest in research and development to improve Cortex, expand our solutions portfolio, and support seamless integration of our platform with third-party software applications. We plan to concentrate on in-house innovation and expect to consider acquisitions on an opportunistic basis. We have a robust pipeline of new product releases. For example, in May 2020, we launched Matterport for iPhone, which gave every recent iPhone owner the ability to capture and collaborate on 3D spaces and resulted in significant subscriber growth and digital twin creations. In April 2021, Matterport announced the official release of the Android Capture app, giving Android users the ability to quickly and easily capture buildings and spaces in immersive 3D. We see significant potential for future subscriber growth as we release more products and create additional upselling opportunities. We will also strengthen our AI and ML capabilities as we enlarge our spatial data library, enabling continuous improvement of the fidelity and accuracy of digital twins and enhancing the commercial value from data-driven analytics. In June 2021, Matterport announced a collaboration with Facebook AI (now known as Meta) to release the world’s largest dataset of 3D spaces for academic research and a partnership with Apex, a national provider of advanced store surveys, to enable retail brands across the U.S. and Canada to access, collect and evaluate building data and information. In August 2021, we announced a new integration with Xactimate that allows property professionals to order a TruePlan of a Matterport 3D model with a single click in Verisk’s Xactimate solution. Also in August 2021, we launched Notes, an interactive collaboration and communication tool for its digital twins to unlock big productivity gains for teams. These investments may impact our operating profitability in the near term, but we expect our operating margins to improve over the long term as we solidify our scale and reach.

While we plan to concentrate on in-house innovation, we may also pursue acquisitions of products, teams and technologies on an opportunistic basis to further expand the functionality of and use cases for our platform. As with organic research and development, we adopt a long-term perspective in the evaluation of acquisition opportunities in order to ensure sustainable value creation for our customers.

Expanding Partner Integrations and Third-Party Developer Platform

We aim to foster a strong network of partners and developers around our Matterport platform. Through integration with our open, scalable and secure enterprise platform, organizations across numerous industries have been able to automate workflows, enhance subscriber experiences and create custom extensions for high-value vertical applications. For example, in May 2020, we rolled out integration capability with Autodesk to assist construction teams with streamlining documentation across workflows and collaborate virtually. In July 2021, by partnering with PTC, we offer a joint solution that gives customers a highly visual and interactive way to deliver digital content onto the environments captured by our platform. Going forward, we plan to develop additional strategic partnerships with leading software providers to enable more effective integrations and enlarge our marketplace of third-party software applications.

We believe that our future growth and scale depend partially upon our ability to develop a strong ecosystem of partners and developers which can augment the value of our platform. Going forward, we plan to establish additional strategic partnerships with leading software providers through the Matterport Platform Partner Program, in which our industry partners and developers can build, develop, and integrate with our spatial data library. We will also invest in the Matterport Developer Program to enlarge our marketplace of value-added third-party applications built on top of the Matterport platform. We expect that monetization opportunities from partner integrations and the third-party developer marketplace will allow us to drive subscriber growth and develop a more loyal subscriber base, and the revenue derived from the marketplace will grow over time.

Components of Results of Operations

Revenue

Our revenue consists of subscription revenue, license revenue, services revenue and product revenue.

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Subscription revenue—We provide our software as a service on our Matterport platform. Subscribers use our platform under different subscription levels based on the number of active scanned spaces. We typically bill our subscribers monthly in advance based on their subscription level and recognize revenue on a monthly basis based on the subscription level.

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License revenue—We provide spatial data to customers in exchange for payment of a license fee. Under these license arrangements, customers take right to possession of the spatial data and pay a fee for an agreed scope of use.

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Services revenue—Services revenue consist of capture services and add-on services. Capture services consist of professional services in which a Matterport-qualified third-party technician will provide on-site digital capture services for the customer. Under these arrangements, we will pay the third-party technician directly and bill the customer directly. Add-on services consist of additional software features that the customer can purchase. These services are typically provided by third parties under our direction and oversight and we pay the third party directly and bill the subscriber directly for the provisions of such services.

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Product revenue—Product revenue consists of revenue from the sale of capture devices, including our Pro2 Camera, and out-of-warranty repair fees. Customers place orders for the capture devices, and we fulfill the order and ship the devices directly to the customer or, in some cases, we arrange for the shipment of devices from third parties directly to the customer. We recognize product revenue associated with a sale in full at the time of shipment of the capture device. In some cases, customers prepay for the ordered device and, in other cases we bill the customer upon shipment of the device. Customers purchasing capture devices from us also typically subscribe to the Matterport platform for use with their captured spaces. However, we do not require Pro2 Camera owners to have a subscription when purchasing a Pro2 Camera. We will also repair Pro2 Cameras for a fee if the nature of the repair is outside the scope of the applicable warranty.

Cost of Revenue

Cost of revenue consists of cost of subscription revenue, cost of license revenue, cost of services revenue, and cost of product revenue.

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Cost of subscription revenue—Cost of subscription revenue consists primarily of costs associated with hosting and delivery services for our platform to support our subscribers and other users of our subscribers’ spatial data, along with our customer success operations. Cost of subscription revenue also includes amortization of internal-use software and stock-based compensation.

•	Cost of license revenue—Cost of license revenue consists primarily of costs associated with data curation and delivery costs associated with providing spatial data to customers.

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Cost of services revenue—Cost of services revenue consists primarily of costs associated with capture services and costs for add-on features. Costs for capture services are primarily attributable to services rendered by third-party technicians that digitally capture spaces on behalf of the applicable customer, as well as administration and support costs associated with managing the program. Costs for add-on features are primarily attributable to services rendered by third-party contractors that develop the floor plans or other add-ons applications purchased by our subscribers as well as support costs associated with delivering the applications.

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Cost of product revenue—Cost of product revenue consists primarily of costs associated with the manufacture of our Pro2 Camera, warranty and repair expenses relating to Pro2 Cameras and personnel-related expenses associated with manufacturing employees including salaries, benefits, bonuses, overhead and stock-based compensation. Cost of product revenue also includes depreciation of property and equipment, costs of acquiring third-party capture devices, and costs associated with shipping devices to customers.

Operating Expenses

Our operating expenses consist primarily of research and development expenses, selling, general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and sales commissions. Operating expenses also include overhead costs.

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Research and development expenses—Research and development expenses consist primarily of personnel-related expenses associated with our research and development employees, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include third-party contractor or professional services fees, and software and subscription services dedicated for use by our research and development organization. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform and products. In addition, research and development expenses that qualify as internal-use software development costs are capitalized, the amount of which may fluctuate significantly from period to period.

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Selling, general and administrative expenses—Selling, general, and administrative expenses consist primarily of personnel-related expenses associated with our sales and marketing, finance, legal, information technology, human resources, facilities, and administrative employees, including salaries, benefits, bonuses, sales commissions, and stock-based compensation. We capitalize and amortize commissions associated with attracting new paid subscribers and services revenue equal to a period of three years, which is the estimated period for which we expect to benefit from the sales commissions. Selling, general and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services, and other corporate expenses. Following the Closing, we have incurred and expect to incur in the future additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our selling, general and administrative expenses will continue to increase in absolute dollars as our business grows. See “The Merger” above.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents and investments.

Interest Expense

Interest expense consists primarily of interest payments for our debt facilities. See “Liquidity and Capital Resources—Debt and Financing Arrangements.”

Transaction costs

Transaction costs consist of legal, accounting, banking fees and other costs that were directly related to the consummation of the Merger.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We record income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth our results of operations for the years ended December 31, 2020 and December 31, 2019 (in thousands, except percentages):

	Year Ended December 31,		Change
	2020	2019	$	%
Revenue:
Subscription	$41,558	$24,528	$17,030	69%
License	3,500	—	3,500	100%
Services	7,702	2,869	4,833	168%
Product	33,124	18,612	14,512	78%

Total revenue	85,884	46,009	39,875	87%

Costs of revenue:
Subscription	11,445	7,592	3,853	51%
License	69	—	69	100%
Services	6,131	2,394	3,737	156%
Product	20,300	13,876	6,424	46%

Total costs of revenue	37,945	23,862	14,083	59%

Gross profit	47,939	22,147	25,792	116%
Gross margin	56%	48%
Operating expenses:
Research and development	17,710	17,195	515	3%
Selling, general, and administrative	41,791	35,350	6,441	18%

Total operating expenses	59,501	52,545	6,956	13%

Loss from operations	(11,562)	(30,398)	18,836	(62)%
Other income (expense):
Interest income	19	229	(210)	(92)%
Interest expense	(1,501)	(1,482)	(19)	1%
Other (expense) income, net	(900)	(244)	(656)	269%

Total other income (expense)	(2,382)	(1,497)	(885)	59%

Loss before provision for income taxes	(13,944)	(31,895)	17,951	(56)%
Provision for income taxes	77	65	12	18%

Net loss	$(14,021)	$(31,960)	$17,939	(56)%

Revenues

Total revenue increased by $39.9 million, or 87%, to $85.9 million for the year ended December 31, 2020, from $46.0 million for the year ended December 31, 2019. The increase in revenue is attributable to growth from all revenue streams.

Subscription revenue increased by $17.0 million, or 69%, to $41.5 million for the year ended December 31, 2020, from $24.5 million for the year ended December 31, 2019. Of the $17.0 million increase, approximately $8.7 million was attributable to the higher volume of subscription plans from additional new subscribers during the year ended December 31, 2020 and approximately $8.3 million was attributable to additional sales to existing customers during that period.

License revenue increased by $3.5 million, or 100%, to $3.5 million for the year ended December 31, 2020, from nil for the year ended December 31, 2019. The increase was primarily attributable to the launch of our data licensing business and the license of spatial data to customers for the year ended December 31, 2020. We did not generate license revenue during the year ended December 31, 2019.

Services revenue increased by $4.8 million, or 168%, to $7.7 million for the year ended December 31, 2020, from $2.9 million for the year ended December 31, 2019. The increase was primarily attributable to increased sales of capture services and add-on services, primarily driven by our investment in growing our capture services business and the increase in the number of our subscribers during the year ended December 31, 2020.

Product revenue increased by $14.5 million, or 78%, to $33.1 million for the year ended December 31, 2020, from $18.6 million for the year ended December 31, 2019. The increase was primarily attributable to the significant growth in the number of capture devices shipped during the period. Product revenue was also driven by the stay-at-home orders issued by governments around the world in response to the COVID-19 pandemic as consumers increasingly adopted online technologies.

For further information related to the impact of COVID-19, please see “Business Impact of COVID-19.”

Cost of Revenue

Total cost of revenue increased by $14.1 million, or 59%, to $37.9 million for the year ended December 31, 2020, from $23.8 million for the year ended December 31, 2019. The increase was primarily attributable to an increase in subscription services provided and capture devices sold.

Cost of subscription revenue increased by $3.9 million, or 51%, to $11.5 million for the year ended December 31, 2020, from $7.6 million for the year ended December 31, 2019. The increase was primarily attributable to an increase in costs related to hosting and delivery services for our platform to support the growth of subscription services provided.

Cost of license revenue did not fluctuate significantly year over year.

Cost of services revenue increased by $3.7 million, or 156%, to $6.1 million for the year ended December 31, 2020, from $2.4 million for the year ended December 31, 2019. The increase was primarily attributable to an increase in volume and cost related to capture services sold.

Cost of products revenue increased by $6.4 million, or 46%, to $20.3 million for the year ended December 31, 2020, from $13.9 million for the year ended December 31, 2019. The increase was primarily attributable to increased costs related to materials to support the higher demand for capture devices, as well as increased direct labor, and manufacturing overhead to support the increased volume of capture devices sold.

Gross Profit and Gross Margin

Gross profit increased by $25.8 million, or 116%, to $47.9 million for the year ended December 31, 2020, from $22.1 million for the year ended December 31, 2019. Gross margin increased to 56% during the year ended December 31, 2020 compared to 48% during the year ended December 31, 2019. The increase was primarily driven by the composition of revenue. Subscription and license revenue have had a positive effect on our total gross margin given their higher gross margins compared the gross margins of product and services revenue.

Research and Development Expenses

Research and development expenses increased by $0.5 million, or 3%, to $17.7 million for the year ended December 31, 2020, from $17.2 million for the year ended December 31, 2019. The increase was primarily attributable to personnel-related costs associated with salaries, bonuses, stock-based compensation, and professional services to support our continued investment in our platform and products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $6.4 million, or 18%, to $41.8 million for the year ended December 31, 2020 from $35.4 million for the year ended December 31, 2019. The increase was primarily attributable to increases in personnel-related costs, including a $1.9 million increase in salaries as a result of an increase in headcount, a $4.6 million increase in bonuses and commissions and a $1.6 million increase in consulting fees to support the growth in our business operations. The increase was partially offset by a $2.0 million decrease in marketing expenses primarily due to decreased participation in conferences and trade shows during the year ended December 31, 2020 as a result of COVID-19.

Interest Income

Interest income decreased by $0.2 million, or 92%, to $0.02 million for the year ended December 31, 2020 from $0.2 million for the year ended December 31, 2019. The decrease was primarily attributable to lower interest earned on our cash equivalents due to a lower realized interest rate on U.S. treasury bills.

Interest Expense

Interest expense did not fluctuate significantly during the year. We incurred $0.1 million interest expense for our 2020 Term Loan and $0.1 million of interest expense for the amortization of debt discount associated with our 2020 Notes, which were partially offset by lower interest expense for other loans due to lower average principal balances, coupled with a slight decrease in the interest rate in the current year for our 2019 Term Loan and revolving line of credit.

Other (Expense) Income, Net

Other (expense) income, net decreased by $0.7 million, or 269%, to $(0.9) million for the year ended December 31, 2020 from $(0.2) million for the year ended December 31, 2019. The decrease was primarily attributable to $1.0 million of loss on extinguishment of our 2020 Notes.

Provision for Income Taxes

The provision for income taxes did not significantly fluctuate year over year. The U.S. federal statutory tax rate is 21%, while our effective tax rate for the year ended December 31, 2020 and 2019 was (0.6)% and (0.2)%, respectively. The difference was due primarily to the tax benefit of pre-tax book losses being offset by a valuation allowance.

Liquidity and Capital Resources

Sources of Liquidity

Our capital requirements will depend on many factors, including the growth and expansion of our paid subscribers, development of our technology and software platform (including research and development efforts), expansion of our sales and marketing activities and sales, general and administrative expenses. As of December 31, 2020, we had cash, cash equivalents, and restricted cash of approximately $52.3 million. Our cash equivalents are comprised primarily of cash on hand and amounts on deposit with financial institutions. To date, our principal sources of liquidity have been proceeds received from the issuance of equity and financing activities.

We believe our existing cash resources are sufficient to support planned operations for the next 12 months. We completed the Merger and PIPE financing on July 22, 2021, pursuant to which we received net proceeds of $612.9 million. As a result, management believes that its current financial resources are sufficient to continue operating activities for at least one year past the reissuance date of the financial statements.

We have incurred negative cash flows from operating activities and significant losses from operations in the past. We expect to continue to incur operating losses at least for the next 12 months due to the investments that we intend to make in our business. Our future capital requirements will depend on many factors, including increase in our customer base, the timing and extent of spend to support the expansion of sales, marketing and development activities, and the impact of the COVID-19 pandemic. As a result, we may require additional capital resources to grow our business. We believe that current cash, cash equivalents and investments will be sufficient to fund our operations for at least the next 12 months.

Debt and Financing Arrangements

As of December 31, 2020, we had $12.7 million outstanding in debt. The debt consists of our 2019 Term Loan, our 2018 Term Loan, our 2020 Term Loan, and our line of credit.

2019 Term Loan

The 2019 term loan is secured by certain assets and has customary negative and affirmative covenants. The loan has a maturity date of May 1, 2023 and bears interest rate at a floating per annum rate equal to the greater of (a) the Prime Rate + 1% and (b) 5.25%. The Company repaid $0.6 million of principal outstanding under the 2019 Term Loan during year ended December 31, 2020.

Line of Credit

Our line of credit with third-party lender is secured by our accounts receivable and has customary negative and affirmative covenants. The loan has a maturity date of December 14, 2021 and bears interest at a floating per annum rate of equal to the greater of (a) the Prime Rate + 0.5% and (b) 5.25%. As of December 31, 2020, $3.0 million of principal was outstanding under the 2020 Amendment revolving line of credit.

2018 Term Loan

The 2018 term loan is repayable in 48 monthly scheduled installments commencing on May 1, 2018. We are required to make interest-only payments for the first 12 months starting May 2018 and thereafter to make 36 equal installment payments through the maturity date of the loan. The loan is secured by certain assets and has customary negative and affirmative covenants. The loan has a maturity date of May 1, 2022 and bears interest at a fixed per annum rate of 11.5%. As of December 31, 2020 and 2019, there was $5.1 million and $8.3 million of principal outstanding under the 2018 Agreement, respectively.

2020 Term Loan

The 2020 term loan is provided under two facilities; facility A is comprised of $1.0 million maturing in 36 months, and facility B is comprised of $1.0 million maturing in 30 months. Principal is payable in 24 equal installments commencing on May 31, 2021 through April 30, 2023. The loan is secured by a letter of credit and has customary negative and affirmative covenants. The facility term loan has a maturity date of April 30, 2023 and bears interest at a fixed per annum rate of 4.75%. For the year ended December 31, 2020, the Company recorded $0.1 million of interest expense and did not repay any principal outstanding under the 2020 Term Loan.

Other commitments

We lease office space under operating leases for our U.S. headquarters and other locations in the United States that expire at various dates from the remainder of 2021 through 2025. In addition, we have purchase obligations, which include contracts and issued purchase orders containing non-cancellable payment terms to purchase third-party goods and services. As of December 31, 2020, our annual lease obligations totaled approximately $1.3 million, or approximately $5.5 million through the year ending December 31, 2025. Our purchase obligations for the year ended December 31, 2020 totaled approximately $3.9 million.

Cash Flows for the Years Ended December 31, 2020 and 2019

The following table sets forth a summary of our cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(in thousands)	2020	2019
Cash provided by (used in):
Operating activities	(3,597)	(26,826)
Investing activities	(4,884)	(4,870)
Financing activities	50,462	34,170

Net Cash Used in Operating Activities

Net cash used in operating activities was $3.6 million for the year ended December 31, 2020. This amount primarily consisted of a net loss of $14.0 million, offset by non-cash charges of $9.3 million, and an increase in net operating assets and liabilities of $1.1 million. The non-cash charges primarily consisted of $4.8 million of depreciation and amortization expense, $2.5 million of stock-based compensation expense, $1.0 million of loss on extinguishment of debt and convertible note, $0.8 million increase of allowance for doubtful accounts, and $0.2 million of amortization of debt discount. Net cash provided by changes in net operating assets and liabilities primarily consisted of an increase in accrued expenses and other liabilities, deferred revenue and accounts payable, partially offset by an increase in accounts receivable, inventories, prepaid expenses and other assets.

Net cash used in operating activities was $26.8 million for the year ended December 31, 2019. This amount primarily consisted of a net loss of $32.0 million, decrease in net operating assets and liabilities of $1.7 million, offset by non-cash charges of $6.8 million. The non-cash charges primarily consisted of $4.2 million of depreciation and amortization expense, $1.8 million of stock-based compensation expense, $0.4 million increase of allowance for doubtful accounts, and $0.2 million of amortization of debt discount. Changes of net operating assets and liabilities primarily consisted of an increase in accounts receivable and prepaid expenses and other assets, which was partially offset by an increase in deferred revenue.

Net Cash Used in Investing Activities

Net cash used in investing activities was $4.9 million for the year ended December 31, 2020. This amount primarily consisted of capitalized software and development costs during the year.

Net cash used in investing activities was $4.9 million for the year ended December 31, 2019. This amount primarily consisted of capitalized software and development costs of $4.3 million and capital expenditures of $0.6 million during the year.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $50.5 million for the year ended December 31, 2020. This amount primarily consisted of proceeds from the issuance of preferred stock of $43.7 million, proceeds from an issuance of convertible notes of $8.5 million, proceeds from debt from external lenders of $6.3 million, and proceeds from the exercise of stock options of $1.5 million, offset by repayment of debt of $8.0 million, cash paid for settlement of vested stock options of $1.0 million, and repurchases of common stock of $0.4 million.

Net cash provided by financing activities was $34.2 million for the year ended December 31, 2019. This amount primarily consisted of proceeds from the issuance of preferred stock of $32.0 million, proceeds from debt from external lenders of $6.0 million, and proceeds from the exercise of stock options of $0.5 million, offset by repayment of debt of $4.1 million.

Off-Balance Sheet Arrangements

As of the balance sheet date of December 31, 2020, we do not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which the Company has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2025, and the Company expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgement or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgements used in the preparation of our consolidated financial statements. Actual results could differ materially from those estimates and assumptions, and those differences could be material to our consolidated financial statements. We re-evaluate our estimates on an ongoing basis. For information on our significant accounting policies, refer to Note 2.—Summary of Significant Accounting Policies of our audited consolidated financial statements included in this Current Report on Form 8-K.

Revenue

Effective January 1, 2019, our revenue recognition policy is a critical policy due to the adoption of the guidance from ASC 606, Revenue from Contracts with Customers, and because of the variety of revenue generating transactions. We determine the amount of revenue to be recognized through the application of the following steps: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied.

We identify performance obligations in our contracts with customers, which primarily include subscription, license, services and products. The transaction price is determined based on the amount which we expect to be entitled to in exchange for providing the promised goods and services to our customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when performance obligations are satisfied. In certain transactions the transaction price is considered variable and an estimate of the constrained transaction price is recorded by us. Changes in variable consideration may result in an increase or a decrease to revenue. Changes to the estimated variable consideration were not material for the periods presented.

Contract payment terms vary, and are generally net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which we are entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date.

Stock-Based Compensation

We measure and record the expense related to stock-based awards based on the fair value of those awards as determined on the date of grant. We recognize stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and use the straight-line method to recognize stock-based compensation. For stock-based awards with performance conditions, we record compensation expense when it is deemed probable that the performance condition will be met. We account for forfeitures as they occur. We selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

We calculated the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility—We estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term—The expected term of the Matterport’s options represents the period that the stock-based awards are expected to be outstanding.

We have elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available on US Treasury zero coupon issues with a term that is equal to the options’ expected term at the grant date.

Dividend Yield —We have never declared or paid dividends and do not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Refer to Note 10—Stock Plan, to our audited consolidated financial statements included elsewhere in this Current Report on Form 8-K for details regarding our share-based compensation plans.

Common Stock Valuation

Prior to the Closing, in the absence of a public trading market for our common stock, on each grant date, the fair value of our common stock had historically been determined by our board of directors with inputs from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used to determine the estimated fair value of our common stock were based on numerous objective and subjective factors, combined with management’s judgment, including:

•	relevant precedent transactions involving our capital stock;

•	external market conditions affecting the industry and trends within the industry;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts, our stage of development and business strategy;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment;

•	the lack of marketability of our common stock;

•	recent secondary stock sales and tender offers;

•	equity market conditions affecting comparable public companies; and

•	general U.S. and global market conditions.

In determining the fair value of our common stock, we established the enterprise value of our business using the market approach. Under the market approach, a group of guideline publicly traded companies with similar financial and operating characteristics to Matterport are selected, and valuation multiples based on the guideline public companies’ financial information and market data are calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to our historical and forecasted revenue results.

In allocating the equity value of our business among the various classes of equity securities prior to December 2020, we used the option pricing model (“OPM”) method, which models each class of equity securities as a call option with a unique claim on our assets. The OPM treats our common stock and redeemable convertible preferred stock as call options on an equity value with exercise prices based on the liquidation preference of our redeemable convertible preferred stock. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our redeemable convertible preferred stock is liquidated. The exclusive reliance on the OPM until December 2020 was appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast.

Since December 2020, we used a hybrid method utilizing a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for Matterport, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. We considered two different scenarios: (a) a transaction with a SPAC or (b) remaining a private company. Under the hybrid method, we used the OPM, the if-converted method, and the liquidation method to allocate the equity value of our business among the various classes of stock. The if-converted method presumes that all shares of our redeemable convertible preferred stock convert into shares of common stock based upon their conversion terms and differences in the rights and preferences of the share of redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of stock.

After the allocation to the various classes of equity securities, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded. In making the final determination of common stock value, consideration was also given to recent sales of common stock.

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Recent Accounting Pronouncements

For a discussion of the recent accounting pronouncements, refer to “Accounting Pronouncements” in Note 2. Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this Current Report on Form 8-K.

Internal Control Over Financial Reporting

In connection with the audits of our financial statements for the years ended December 31, 2020 and 2019, material weaknesses in our internal control over financial reporting were identified. A material weakness is a deficiency or a combination of deficiencies, in a company’s internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

For a description of the identified material weaknesses see section titled “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if management identifies additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial position or results of operations, which may adversely affect our business and stock price or cause our access to the capital markets to be impaired” in the Registration Statement on Form S-1 we filed with the SEC on August 19, 2021.

Remediation Plan

We have committed significant effort and resources to the remediation and improvement of our internal control over financial reporting. These remediation measures are ongoing and include the following:

•

we hired and continued to hire additional accounting and finance resources with public company experience, in addition to utilizing third-party consultants and specialists, to supplement our internal resources;

•	we designed and implemented controls to formalize roles and review responsibilities to align the team’s skills and experience, including segregation of duties considerations;

•

we engaged a third-party IT consulting firm to assist in designing and implementing IT general controls, including controls over change management, program development approvals and testing, the review and update of user access rights and privileges and appropriate segregation of duties; and

•

we are in the process of implementing comprehensive access control protocols for our enterprise resource planning environment to implement restrictions on user and privileged access to certain applications, establishing additional controls over the preparation and review of journal entries, establishing additional controls to verify transactions are properly classified in the financial statements.

The elements of our remediation plan can only be accomplished over time and are subject to continued review, implementation and testing by management, as well as oversight by the audit committee of our board of directors, to determine that it is achieving its objectives. We cannot guarantee that these initiatives will ultimately have the intended effects. While we have implemented a variety of steps to remediate these weaknesses, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

Quantitative and Qualitative Disclosures About Market Risk

Matterport is subject to market risk, primarily relating to potential losses arising from adverse changes in foreign currency exchange rates.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently, substantially all of our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, U.K. and Singapore. Our results of operations and cash flows in the future may be adversely affected due to an expansion of non-U.S. dollar denominated contracts, growth of our international entities, and changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical or current consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage the risk relating to fluctuations in currency rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Exhibit 99.2

INDEX TO FINANCIAL INFORMATION

Matterport, Inc. – Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019.	F-3
Consolidated Statements of Operations and Comprehensive Loss as of December 31, 2020 and December 31, 2019	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the fiscal years ended December 31, 2020 and December 31, 2019	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2020 and December 31, 2019	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Matterport, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Matterport, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 5, 2021, except for the effects of the reverse recapitalization discussed in Note 1 to the consolidated financial statements, as to which the date is November 19, 2021

We have served as the Company’s auditor since 2019.

MATTERPORT, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(In thousands, except per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$51,850	$8,424
Restricted cash	400	1,728
Accounts receivable, net of allowance of $799 and $337 as of December 31, 2020 and 2019, respectively	3,924	1,507
Inventories	3,646	1,901
Prepaid expenses and other current assets	2,453	1,784

Total current assets	62,273	15,344
Property and equipment, net	8,210	7,970
Other assets	1,369	919

Total assets	$71,852	$24,233

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,434	$2,893
Current portion of long-term debt	8,215	6,748
Deferred revenue	4,606	2,146
Accrued expenses and other current liabilities	6,995	3,138

Total current liabilities	23,250	14,925
Long-term debt	4,502	7,630
Deferred revenue, non-current	297	227
Other long-term liabilities	335	102

Total liabilities	28,384	22,884

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.0001 par value; 125,405 shares and 98,545 shares authorized as of December 31, 2020 and 2019, respectively; 124,979 shares and 98,542 shares issued and outstanding as of December 31, 2020 and 2019, respectively; and liquidation preference of $166,131 and $112,778 as of December 31, 2020 and 2019, respectively	164,168	110,978
Stockholders’ deficit:
Common stock, $0.0001 par value; 230,680 shares and 189,487 shares authorized as of December 31, 2020 and 2019, respectively; and 38,981 shares and 32,132 shares issued and outstanding as of December 31, 2020 and 2019, respectively	4	3
Additional paid-in capital	9,159	5,871
Accumulated other comprehensive income	135	36
Accumulated deficit	(129,998)	(115,539)

Total stockholders’ deficit	(120,700)	(109,629)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$71,852	$24,233

The accompanying notes are an integral part of these consolidated financial statements.

MATTERPORT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands, except per share data)

	Year Ended December 31,
	2020	2019
Revenue:
Subscription	$41,558	$24,528
License	3,500	—
Services	7,702	2,869
Product	33,124	18,612

Total revenue	85,884	46,009
Costs of revenue:
Subscription	11,445	7,592
License	69	—
Services	6,131	2,394
Product	20,300	13,876

Total costs of revenue	37,945	23,862

Gross profit	47,939	22,147

Operating expenses:
Research and development	17,710	17,195
Selling, general, and administrative	41,791	35,350

Total operating expenses	59,501	52,545

Loss from operations	(11,562)	(30,398)
Other income (expense):
Interest income	19	229
Interest expense	(1,501)	(1,482)
Other expense, net	(900)	(244)

Total other expense	(2,382)	(1,497)

Loss before provision for income taxes	(13,944)	(31,895)
Provision for income taxes	77	65
Net loss	(14,021)	(31,960)

Net loss per share attributable to common stockholders, basic and diluted	$(0.43)	$(1.03)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,841	31,108

Other comprehensive income, net of tax:
Foreign currency translation gain	99	101

Comprehensive loss	$(13,922)	$(31,859)

The accompanying notes are an integral part of these consolidated financial statements.

Matterport, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares(1)	Amount	Shares(1)	Amount
Balance as of January 1, 2019	72,314	$61,282	30,052	$3	$3,488	$(65)	$(83,579)	$(80,153)
Net loss	—	—	—	—	—	—	(31,960)	(31,960)
Other comprehensive income	—	—	—	—	—	101	—	101
Conversion of convertible note to Series C redeemable convertible preferred stock	10,371	17,834	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs	15,857	31,862	—	—	—	—	—	—
Issuance of common stock warrants, net of issuance costs	—	—	—	—	28	—	—	28
Issuance of common stock upon exercise of stock options	—	—	2,080	—	469	—	—	469
Stock-based compensation	—	—	—	—	1,886	—	—	1,886

Balance as of December 31, 2019	98,542	$110,978	32,132	$3	$5,871	$36	$(115,539)	$(109,629)
Net loss	—	—	—	—	—	—	(14,021)	(14,021)
Other comprehensive income	—	—	—	—	—	99	—	99
Conversion of convertible note to Series D redeemable convertible preferred stock	4,729	9,501	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock net of issuance costs	21,708	43,689	—	—	—	—	—	—
Issuance of common stock warrants net of issuance costs	—	—	—	—	55	—	—	55
Issuance of common stock upon exercise of stock options	—	—	7,293	1	1,538	—	—	1,539
Settlement of vested stock options	—	—	—	—	(956)	—	—	(956)
Repurchase and retirement of common stock	—	—	(444)	—	—	—	(438)	(438)
Stock-based compensation	—	—	—	—	2,651	—	—	2,651

Balance as of December 31, 2020	124,979	$164,168	38,981	$4	$9,159	$135	$(129,998)	$(120,700)

(1)

The shares of the Company’s common and redeemable convertible preferred stock, prior to the Merger (as defined in Note 1) have been retroactively restated to reflect the exchange ratio of approximately 4.1193 established in the Merger as described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MATTERPORT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS DECEMBER 31, 2020 AND 2019

(In thousands)

	Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(14,021)	$(31,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,778	4,224
Amortization of debt discount	223	200
Stock-based compensation, net of amounts capitalized	2,505	1,830
Loss on extinguishment of debt and convertible note	955	55
Allowance for doubtful accounts	846	356
Other	(4)	160
Changes in operating assets and liabilities:
Accounts receivable	(3,264)	(968)
Inventories	(1,731)	440
Prepaid expenses and other assets	(1,109)	(1,409)
Accounts payable	616	(240)
Deferred revenue	2,524	716
Other liabilities	4,085	(230)

Net cash used in operating activities	(3,597)	(26,826)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(30)	(553)
Capitalized software and development costs	(4,854)	(4,317)

Net cash used in investing activities	(4,884)	(4,870)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs	43,689	31,862
Proceeds from exercise of stock options	1,538	466
Settlement of vested stock options	(956)	—
Repurchase of common stock	(438)	—
Proceeds from debt	6,302	6,000
Proceeds from convertible notes, net of issuance costs	8,457	—
Repayment of debt	(8,049)	(4,132)
Other	(81)	(26)

Net cash provided by financing activities	50,462	34,170

Net change in cash, cash equivalents, and restricted cash	41,981	2,474
Effect of exchange rate changes on cash	117	107
Cash, cash equivalents, and restricted cash at beginning of year	10,152	7,571

Cash, cash equivalents, and restricted cash at end of year	$52,250	$10,152

Supplemental disclosures of cash flow information
Cash paid for interest	$1,071	$1,274
Cash paid for income taxes	$52	$24
Supplemental disclosures of non-cash investing and financing information
Exchange of convertible notes for redeemable convertible preferred stock	$9,501	$17,834

The accompanying notes are an integral part of these consolidated financial statements.

MATTERPORT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Matterport, Inc. and its subsidiaries (collectively, “Matterport” or the “Company”) is leading the digitization and datafication of the built world. Matterport’s pioneering technology has set the standard for digitizing, accessing and managing buildings, spaces and places online. Matterport’s platform comprising innovative software, spatial data-driven data science, and 3D capture technology has broken down the barriers that have kept the largest asset class in the world, buildings and physical spaces, offline and underutilized for so long. The Company was incorporated in the state of Delaware in 2011. The Company is headquartered at Sunnyvale, California. Operating results are presented as of and for the years ended on December 31, 2020 and 2019.

On July 22, 2021, the Company consummated the merger (collectively with the other transactions described in the Merger Agreement, the “Merger”, “Closing”, or “Transactions”) pursuant to an Agreement and Plan of Merger, dated February 7, 2021 (the “Merger Agreement”), by and among the Company (at such time named Gores Holding VI, Inc., (“Gores”, or “GHVI”), Maker Merger Sub, Inc. (“First Merger Sub”), Maker Merger Sub II, LLC (“Second Merger Sub”), and the pre-Merger Matterport, Inc. (“Legacy Matterport”). In connection with the consummation of the Merger, the registrant changed its name from Gores Holdings VI, Inc. to Matterport, Inc. First Merger Sub merged with and into Legacy Matterport, with Legacy Matterport continuing as the surviving corporation (the “First Merger”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Legacy Matterport merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity as a wholly owned subsidiary of the Company, under the new name “Matterport Operating, LLC” (the “Mergers”). See Note 15 “Subsequent Events” for additional information.

The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Gores was treated as the “acquired” company for financial reporting purposes. The financial statements of the combined entity upon consummation of the Merger represented a continuation of the financial statements of Matterport with the Merger being treated as the equivalent of Matterport issuing stock for the net assets of Gores, accompanied by a recapitalization. The net assets of Gores are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Matterport in future reports of the combined entity. All periods prior to the Merger have been retroactively adjusted using the exchange ratio of approximately 4.1193 for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and accompanying notes. Significant estimates include assumptions related to the fair value of common stock and other assumptions used to measure stock-based compensation, valuation of deferred tax assets, net realizable value of inventories reserves, allowance for doubtful accounts, and the determination of stand-alone selling price (“SSP”) of various performance obligations. As of December 31, 2020, future impact of the COVID-19 pandemic on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, impact on the Company’s subscribers and their spending habits, impact on the Company’s marketing efforts, and effect on the Company’s suppliers, all of which are uncertain and cannot be predicted with certainty. As a result, many of the Company’s estimates and assumptions required increased judgment and these estimates may change materially in future periods.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and various other factors, including the current economic environment, which management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company adjusts such estimates and assumptions when dictated by facts and circumstances. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. Actual results may differ materially from those estimates.

Segment information

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors, and reports its financial results as a single reporting segment. The Company’s chief operating decision-maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For revenue by geography, please refer to Note 3. Substantially, all of the Company’s long-lived assets are located in the United States.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located in the United States. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit, and the Company considers such risk to be minimal.

The Company’s accounts receivable is derived from customers located both inside and outside the United States. The Company mitigates its credit risks by performing ongoing credit evaluations of the financial condition of its customers and requires advance payment from customers in certain circumstances. The Company generally does not require collateral from its customers. No customer accounted for more than 10% of the Company’s total accounts receivable at December 31, 2020 and 2019. No customer accounted for more than 10% of the Company’s total revenue for the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

The Company has incurred net losses of $14.0 million and $32.0 million for the years ended December 31, 2020 and, 2019, respectively. The Company has historically funded the net cash needed for operating and investing activities through the sale of equity and through debt financing. Before considering management’s plans described below, the Company expects that its cash and cash and cash equivalents will be sufficient to fund its forecasted operating expenses, working capital requirements and capital expenditures through the first quarter of 2022. The Company plans to raise additional liquidity in connection with the completion of the Merger (see Note 15). If the Company is unable to complete the Merger the Company’s plan is to cease increasing spending levels for labor, and sales and marketing programs, and will also reduce discretionary spending, including reducing its direct and indirect labor, reducing sales and marketing costs and focusing its available capital on a reduced number of prioritized activities and programs, in order to have sufficient liquidity to fund its operations for at least one year from the date of the issuance of these financial statements.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposits with financial institutions.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported on the consolidated balance sheets as of December 31, 2020 and 2019, and which, in aggregate, represent the amount reported on the consolidated statements of cash flows (in thousands):

	December 31,
	2020	2019
Cash and cash equivalents	$51,850	$8,424
Restricted cash	400	1,728

Total cash, cash equivalents, and restricted cash	$52,250	$10,152

The Company had restricted cash of $0.4 million and $1.7 million as of December 31, 2020 and 2019, respectively. The restricted cash of $0.4 million as of December 31, 2020 is related to cash deposits restricted under the 2020 Term Loan, and the restricted cash of $1.7 million as of December 31, 2019 is related to cash held as cash deposits to secure credit card charges from customers. The cash deposit was returned to the Company during 2020.

Accounts Receivable, Net

Accounts receivable consists of current trade receivables due from customers recorded at the invoiced amount, net of allowances for doubtful accounts.

The Company’s accounts receivable primarily represent amounts due from customers arising from revenue and are stated at the amount the Company expects to collect from outstanding balances. On a periodic basis, the Company evaluates accounts receivable estimated to be uncollectible and provides allowances, as necessary, for doubtful accounts. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0.8 million and $0.3 million, respectively.

Fair Value Measurement

The Company accounts for certain of its financial assets and liabilities at fair value. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has investments in U.S. treasury bills, and they were classified as cash equivalents on the consolidated balance sheets. The Company classifies the U.S. treasury bills within Level 1 because the Company uses quoted prices and models to determine their fair value. The Company’s assets and liabilities that were measured at fair value on a recurring basis were as follows (in thousands):

	December 31, 2020
Description:	Total	Level 1	Level 2	Level 3
Cash equivalents:
U.S. Treasury securities	$43,116	$43,116	$—	$—

Total cash equivalents	$43,116	$43,116	$—	$—

	December 31, 2019
Description:	Total	Level 1	Level 2	Level 3
Cash equivalents:
U.S. Treasury securities	$2,963	$2,963	$—	$—

Total cash equivalents	$2,963	$2,963	$—	$—

Accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Short-term and long-term debt is carried at amortized cost, which approximates its fair value based on borrowing rates as of December 31, 2020 available to the Company for loans with similar terms. The fair value of the Company’s debt is determined based on Level 2 inputs using primarily observable markets.

Inventories

Inventories consist primarily of finished goods, assemblies, and raw materials. Assemblies are generally purchased from contract manufacturers. Inventories are valued at the lower of cost or net realizable value. Costs are determined using standard cost, which approximates actual cost on a first-in, first-out basis. The Company assesses the valuation of inventory and periodically adjusts the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods.

The Company recorded a provision for excess and obsolete inventory to cost of revenue totaling $0.1 million in the years ended December 31, 2020 and 2019.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and are depreciated on a straight- line basis over their estimated useful lives as follows:

Machinery and equipment	2- 7 years
Furniture and fixtures	3 years
Capitalized software and development costs	3 years
Leasehold improvements	Shorter of remaining lease term or 10 years

Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in general and administrative expenses in the consolidated statements of operations and comprehensive loss. Maintenance and repairs are charged to operations as incurred.

Long-Lived Assets, Net

The Company evaluates the recoverability of its property and equipment and finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review determines that the carrying amount of specific property and equipment is not recoverable, the carrying amount of such assets is reduced to its fair value. There was no impairment of long-lived assets for the years ended December 31, 2020 and 2019.

Acquired property and equipment and finite-lived intangible assets are amortized over their useful lives. The Company evaluates the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision to the remaining period of amortization. If the Company revises the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life on a prospective basis.

Comprehensive Loss and Foreign Currency Translation

The functional currency of Matterport, Inc. and its wholly owned subsidiary in Singapore is the U.S. dollar. Matterport, Inc.’s United Kingdom (“U.K.”) subsidiary uses the British Pound as its functional currency to maintain its books and records. Matterport, Inc., therefore, translates its monetary assets and liabilities for its subsidiaries with a functional currency other than the U.S. dollar by using the applicable exchange rate as of the consolidated balance sheet date, and the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the consolidated financial statements are recorded as accumulated other comprehensive income or loss.

For transactions that occur in a foreign currency other than the functional currency of Matterport, Inc. or its subsidiaries, the Company records the transaction at the applicable rate on the date of recognition. Monetary assets and liabilities are remeasured at each consolidated balance sheet date until settled and changes are reported as transaction gains or losses in other income (expense), net in the consolidated statements of operations and comprehensive loss.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, on January 1, 2019, using the full retrospective method. The Company determines the amount of revenue to be recognized through the application of the following steps: (1) identify the contract; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied. In accordance with ASC 606, the Company recognizes revenue upon transfer of control of goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Nature of Revenue

The Company recognizes revenue from subscription, license, services and sale of products.

Subscription—Revenues comprises of fees that provide customer access to ordered subscription services. Customers have the ability to select from several levels of subscription to the Matterport platform (“Subscription Levels”). Each selected Subscription Level includes Subscription Level-specific features and Subscription Level- specific pricing for add-ons that are available to the user at any time during the subscription term.

Subscription fees are invoiced in advance of the service being provided to the customer. Typical payment terms provide that customers pay within 30 days of invoice. The portion of the transaction price allocated to the subscription is recognized ratably over the subscription term, which typically ranges from one month to a year as the Company’s management has concluded that the nature of the Company’s promise to the customer is to provide continuous access to the Matterport platform, which represents a stand-ready obligation provided throughout the subscription period. Annual and monthly subscriptions are renewed automatically at the end of each term.

The Company’s contracts with customers typically do not include termination rights for convenience, nor do they include terms with a significant financing component.

License—The Company provides a perpetual license to spatial data assets in exchange for a fixed license fee. The license represents right-to-use intellectual property and revenue is recognized at the point in time control of license transfers to the customer.

Services—The Company provides capture services of spatial data and other add-on services to existing subscription customers. Capture services and other add-on services are typically invoiced in arrears on a monthly basis as services are provided. The Company recognizes revenue as the services are delivered.

Product—The Company provides 3D capture cameras and third-party capture devices to customers. Cameras are invoiced upon shipment. The portion of the transaction price allocated to the camera is recognized upon control transferring to the customer. Revenue from sales to end users is recognized upon shipment, net of estimates of returns, as these buyers are entitled to return the camera within 30 days from the date of purchase for a full refund. These rights are accounted for as variable consideration and recognized as a reduction to the revenue recognized. Estimates of returns are made at contract inception and updated each reporting period. Revenue from sales to value-added resellers is recognized upon shipment and resellers do not have rights of return .

The Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the Company’s promise to transfer the associated products, rather than as a separate performance obligation. Accordingly, the Company records amounts billed for shipping and handling costs as a component of net product sales, and classifies such costs as a component of cost of products.

Arrangements with Multiple Performance Obligations

The Company’s contracts with customers frequently include multiple performance obligations that may consist of subscription, license, services and products. For these contracts, the transaction price is allocated to each performance obligation on a relative SSP. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP based on the Company’s best estimates and judgments by considering its pricing strategies, historical selling price of these performance obligations in similar transactions, bundling and discounting practices, customer and geographic information, and other factors. More than one SSP may exist for individual goods and services due to the stratification of those goods and services, considering attributes such as the size of the customer and geographic region. The allocation of transaction price among performance obligations in a contract may impact the amount and timing of revenue recognized in the consolidated statements of operations and comprehensive loss during a given period.

Deferred Commission, Net

Incremental costs of obtaining a contract with a customer consist primarily of direct sales commissions incurred upon execution of the contract. These costs require capitalization under ASC 340-40, Other Assets and Deferred Costs—Contracts and Customers, and amortization over the estimated period over which the benefit is expected to be received as direct sales commissions paid for subscription renewals are not commensurate with the amounts paid for initial contracts. The Company applies the practical expedient and expenses commissions when incurred if the amortization period is one year or less. The capitalized direct commission costs are included in other assets on the Company’s consolidated balance sheets and the amortization of these costs is included in selling, general, and administrative in the Company’s consolidated statements of operations and comprehensive loss. Deferred commission, net was $0.8 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general, and administrative in the consolidated statements of operations and comprehensive loss. Advertising expense was $4.1 million and $6.6 million for the years ended December 31, 2020 and 2019, respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of salaries, consulting services, and other direct expenses.

Internal-Use Software Development Costs

The Company capitalizes certain costs related to developed or modified software solely for its internal use and cloud-based applications used to deliver the Matterport platform. The Company capitalizes costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable that the project will be completed and that the software will be used to perform the function intended. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company accounts for forfeitures as they occur. The Company selected the Black-Scholes option- pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility—The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available on U.S. Treasury zero coupon issues with a term that is equal to the options’ expected term at the grant date.

Dividend Yield—The Company has never declared or paid dividends and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Common Stock Valuation

In the absence of a public trading market for the Company’s common stock, on each grant date, the fair value of the Company’s common stock is determined by the Company’s board of directors with inputs from management, taking into account the most recent valuations from an independent third-party valuation specialist. The valuations of the Company’s common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company uses a hybrid method utilizing a combination of the option-pricing model and the probability weighted expected return method (“PWERM”) to allocate the Company’s equity value among outstanding common stock. After the allocation to the various classes of equity securities, a discount for lack of marketability is applied to arrive at a fair value of common stock. Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events.

Redeemable Convertible Preferred Stock

The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The Company classifies its redeemable convertible preferred stock as mezzanine equity outside of stockholders’ deficit when the stock contains contingent redemption features that are not solely within the Company’s control. The Company does not adjust the carrying values of shares of its redeemable convertible preferred stock to the liquidation preferences of such shares until it is reasonably certain that the event that would obligate the Company to pay the liquidation preferences to the holders of the redeemable convertible preferred stock will occur.

Common Stock Warrants

The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity unless the warrants include a conditional obligation to issue a variable number of shares or if there is a deemed possibility that the Company may need to settle the warrants in cash, in which case the Company records the fair value of the warrants as a liability. All the Company’s outstanding warrants as of December 31, 2020 and 2019, were classified as equity.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. The Company’s management makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the Company’s redeemable convertible preferred stock do not have a contractual obligation to share in the losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, warrants, and redeemable convertible preferred stock. As the Company has reported loss for the periods presented, all potentially dilutive securities are antidilutive, and accordingly, basic net loss per share equals diluted net loss per share.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 either (1) within the same periods as those otherwise applicable to public business entities or (2) within the same time periods as nonpublic business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below. As a result, the Company’s financial statements may not be comparable to companies that comply with public company effective dates because of this election.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU, along with subsequent ASUs issued to clarify certain provisions of ASC 606, provides a single, comprehensive revenue recognition model for all contracts with customers. In addition, the standard requires disclosures related to the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company applied the five- step method outlined in ASU No. 2014-09 to all revenue streams and elected the full retrospective method for its adoption of the standard as of January 1, 2019. The revenue adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 affected the recognition, measurement, presentation, and disclosure of financial instruments. The guidance required equity investments to be measured at fair value with changes in fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee) and an assessment of a valuation allowance on deferred tax assets related to unrealized losses of available-for-sale debt securities in combination with other deferred tax assets. The Company adopted the standard and all related amendments prospectively, effective January 1, 2019. The adoption of ASU No. 2016-01 did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. These amendments provide cash flow statement classification guidance for (1) debt prepayment or debt extinguishment costs; (2) settlement of zero coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. The Company adopted ASU No. 2016-15 as of January 1, 2019. The standard did not have a material impact on the Company’s consolidated statements of cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the consolidated statements of cash flows and disclosure of how the consolidated statements of cash flows reconcile to the consolidated balance sheets if restricted cash is shown separately from cash and cash equivalents on the consolidated balance sheets. The Company adopted ASU No. 2016-18 as of January 1, 2019. Restricted cash is now included as a component of cash, cash equivalents, and restricted cash on the Company’s consolidated statements of cash flows. Upon the adoption of ASU No. 2016-18, the amount of cash and cash equivalents presented on the consolidated statements of cash flows reflect the inclusion of restricted cash in the amount reported for changes in cash, cash equivalents, and restricted cash. Additionally, as a result of the adoption, transfers between restricted and unrestricted cash are no longer presented as a component of the Company’s investing activities.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for stock- based payments made to non-employees so the accounting for such payments is substantially the same as those made to employees. Under this ASU, stock-based awards to non-employees will be measured at fair value on the grant date of the awards, entities will need to assess the probability of satisfying performance conditions if any are present, and awards will continue to be classified according to ASC 718, upon vesting, which eliminates the need to reassess classification upon vesting, consistent with awards granted to employees. The Company early adopted ASU No. 2018-07 on January 1, 2019, which did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Standards Not yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize on the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2018, and December 15, 2021, respectively, with early adoption permitted. The Company expects to adopt ASU No. 2016-02 under the private company transition guidance beginning January 1, 2022, and is currently evaluating the impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU No. 2016-13 under the private company transition guidance beginning January 1, 2023, and is currently evaluating the impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU No. 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the consolidated financial statements as the related hosting fees. ASU No. 2018-15 is effective for public and private companies’ fiscal years beginning after December 15, 2019 and 2020, respectively, with early adoption permitted. For private companies, ASU No. 2018-15 is effective for interim periods beginning after December 15, 2021. The Company expects to adopt ASU No. 2018-15 under the private company transition guidance beginning January 1, 2021, and does not expect to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU No. 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2022, with early adoption permitted. The Company expects to adopt ASU No. 2019-12 under the private company transition guidance beginning January 1, 2022, and is currently assessing the impact the guidance will have on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in ASU No. 2020-04 provide optional expedients and exceptions to contracts, hedging relationships, and other transactions that reference London InterBank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. The amendments in this update are elective and are effective upon issuance for all entities. This guidance is optional and may be elected over time as reference rate reform activities occur. The Company is currently evaluating the impact of this guidance. However, the impact of this ASU is not expected to be material as the Company is not a party to any contracts referencing LIBOR.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU No. 2020-06 is effective for public and private companies’ fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the timing of adoption and the impact on the consolidated financial statements.

3. REVENUE

Disaggregated Revenue—The following table shows the revenue by geography for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019
United States	$52,093	$31,298
International	33,791	14,711

Total revenue	$85,884	$46,009

No country other than the United States accounted for more than 10% of the Company’s revenue for the years ended December 31, 2020 and 2019. The geographical revenue information is determined by the ship-to address of the products and the billing address of the customers of the services.

The following table shows over time versus point-in-time revenue for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019
Over time revenue	$49,260	$27,397
Point-in-time revenue	36,624	18,612

Total	$85,884	$46,009

Contract Balances—The timing of revenue recognition differs from the timing of invoicing to customers and this timing difference results in contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The contract balances as of December 31, 2020 and 2019 were as follows (in thousands):

	December 31,
	2020	2019
Accounts receivable, net	$2,700	$1,032
Unbilled accounts receivable	1,224	475
Deferred revenue	4,903	2,373

The beginning balances of accounts receivable, net, unbilled accounts receivable, and deferred revenue as of

January 1, 2019, were $0.8 million, $0.2 million, and $1.7 million, respectively.

During fiscal years 2020 and 2019, the Company recognized revenue of $2.2 million and $1.3 million that was included in the deferred revenue balance at the beginning of the fiscal year, respectively. Contracted but unsatisfied performance obligations were $12.2 million and $5.8 million at the end of fiscal years 2020 and 2019 and consisted of deferred revenue and backlog, respectively. The contracted but unsatisfied or partially unsatisfied performance obligations expected to be recognized over the next 12 months at the end of fiscal years 2020 and 2019 were $9.2 million and $5.5 million, respectively, and the remaining thereafter.

Costs of Obtaining a Contract with a Customer—Total capitalized direct commission costs as of December 31, 2020 and 2019, were $0.8 million and $0.5 million and are included in prepaid expenses and other current assets on the Company’s consolidated balance sheets, respectively. Amortization of these costs was $0.3 million and $0.1 million during fiscal years ended 2020 and 2019 and are included in selling, general, and administrative in the Company’s consolidated statements of operations and comprehensive loss, respectively.

4. BALANCE SHEET COMPONENTS

Allowance for Doubtful Accounts—Allowance for doubtful accounts as of December 31, 2020 and 2019 were as follows (in thousands):

	December 31,
	2020	2019
Balance—beginning of year	$(337)	$(49)
Increase in reserves	(846)	(356)
Write-offs	384	68

Balance—end of year	$(799)	$(337)

Inventories—Inventories as of December 31, 2020 and 2019, consisted of the following (in thousands):

	December 31,
	2020	2019
Finished goods	$538	$361
Work in process	2,219	945
Purchased parts and raw materials	889	595

Total inventories	$3,646	$1,901

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets as of December 31, 2020 and 2019 consisted of the following (in thousands):

	December 31,
	2020	2019
Prepaid subscription	$1,084	$564
Prepaid materials	983	493
Prepaid rent and security deposit	145	201
Other prepaid expenses and current assets	241	526

Total prepaid expenses and other current assets	$2,453	$1,784

Property and Equipment, Net—Property and equipment as of December 31, 2020 and 2019, consisted of the following (in thousands):

	December 31,
	2020	2019
Machinery and equipment	$1,435	$1,422
Furniture and fixtures	359	369
Leasehold improvements	733	726
Capitalized software and development costs	18,126	13,125

Total property and equipment	20,653	15,642
Accumulated depreciation and amortization	(12,443)	(7,672)

Total property and equipment, net	$8,210	$7,970

Depreciation and amortization expenses were $4.8 million and $4.2 million for the years ended December 31, 2020 and 2019, respectively.

Additions to capitalized software and development costs, inclusive of stock-based compensation in 2020 and 2019, was $5.0 million and $4.3 million and are recorded as part of property and equipment, net on the consolidated balance sheets, respectively. Amortization expense was $4.5 million and $3.4 million for the years ended December 31, 2020 and 2019, of which $3.9 million and $3.0 million was recorded to costs of revenue related to subscription and $0.6 million and $0.4 million to selling, general, and administrative in the consolidated statements of operations and comprehensive loss, respectively.

Accrued Expenses and Other Current Liabilities—Accrued expenses and other current liabilities as of December 31, 2020 and 2019, consisted of the following (in thousands):

	December 31,
	2020	2019
Accrued compensation	$3,208	$509
Tax payable	1,164	1,525
Other current liabilities	2,623	1,104

Total accrued expenses and other current liabilities	$6,995	$3,138

5. DEBT

The Company’s short-term and long-term debt is secured by substantially all the assets of the Company and subject the Company to certain affirmative and negative covenants. Failure to comply with these covenants could result in an event of default, which may lead to an acceleration of the amounts owed and other remedies.

As of December 31, 2020, the Company has the following financing arrangements:

2015 Term Loan and Line of Credit—On May 20, 2015, the Company entered into a Loan and Security Agreement with a lender (the “2015 Agreement”) to borrow a term loan up to $4.0 million (“2015 Term Loan”). The Company borrowed the full $4.0 million term loan on September 23, 2016. The term loan matured on September 30, 2019. The Company was required to make 36 equal installment payments of principal starting October 2016 through September 2019. The term loan bore interest at a floating per annum rate equal to 1.0% above the prime rate published by Wall Street Journal (the “Prime Rate”). Interest was payable monthly. The Company repaid the 2015 Term Loan by September 2019. The total repayment of principal outstanding in 2019 was $1.0 million. The agreement also allowed the Company to borrow under financing of eligible accounts, for up to $1.0 million (“2015 Account Financing”) The Company did not borrow any amount under the 2015 Account Financing.

On May 22, 2017, the Company amended and restated the 2015 Agreement with the lender (the “2015 Amended and Restated Agreement”) for an additional revolving line of credit up to $2.0 million. The line of credit bore interest at a floating per annum rate equal to 0.5% above the Prime Rate. The line of credit matured on May 22, 2019.

On October 26, 2017, the Company amended the 2015 Amended and Restated Agreement with the lender (the “2017 Amendment”) for an additional term loan up to $1.5 million (“2017 Term Loan”). The Company borrowed the full $1.5 million on November 3, 2017. The Company was required to make monthly interest-only payments starting December 2017 and 36 equal installment payments of principal starting October 2018 through September 2021. During 2019, the Company repaid $0.4 million for the 2017 Term Loan. The term loan bore interest at a floating per annum rate equal to the greater of (a) 1.0% above the Prime Rate; and (b) 5.25%. Interest was payable monthly.

On September 16, 2019, the Company amended and restated the 2015 Amended and Restated Agreement and the 2017 Amendment with the lender (the “2017 Second Amended and Restated Agreement”). The agreement provided the Company with a term loan up to $3.0 million (“2019 Term Loan”). The loan must be first used to repay the prior term loan and accrued interest. The Company borrowed the full $3.0 million on

September 16, 2019, and $1.0 million of the amount was used to repay in full the outstanding principal and interest under the 2017 Term Loan. The term loan matures in May 2023. The Company is required to make 36 equal installments payments of principal, plus monthly payment of accrued interest starting in June 2020 through May 2023. The term loan bears interest at a floating per annum rate equal to the greater of (a) 1.0% above the Prime Rate and (b) 5.25%. The amendment also provided the Company with a revolving line of credit up to $3.0 million due in September 2020. The Company borrowed $3.0 million under the line of credit on September 27, 2019. The principal amount outstanding under the revolving line of credit bears interest at a floating per annum rate equal to the greater of (a) 0.5% above the Prime Rate and (b) 5.25%. Interest is payable monthly. As of December 31, 2019, the interest rates for the term loan and the revolving line of credit were 5.8% and 5.3%, respectively. The restructuring of the term loan was accounted for as an extinguishment. The loss on extinguishment was not material.

For the years ended December 31, 2020 and 2019, the Company recorded $0.3 million and $0.1 million of interest expense, respectively, under the 2019 Term Loan. The Company repaid $0.6 million of principal outstanding under the 2019 Term Loan during year ended December 31, 2020.

On April 28, 2020, the Company amended the 2017 Second Amended and Restated Agreement with the lender (the “2020 Amendment”) to increase the limit of the revolving line of credit from $3.0 million to $5.0 million and extend the maturity date of the revolving line to December 15, 2020. On December 22, 2020, the Company amended and extended the line of credit maturity date from December 15, 2020, through December 14, 2021. As of December 31, 2020, the interest rates for the term loan and the revolving line of credit were 5.25%. As of December 31, 2020, $3.0 million of principal was outstanding under the 2020 Amendment revolving line of credit.

2018 Term Loan—On April 20, 2018, the Company entered into a $10.0 million term loan agreement (the “2018 Agreement”) with a lender maturing on May 1, 2022. The loan is repayable in 48 monthly scheduled installments commencing on May 1, 2018. The Company is required to make interest-only payments for the first 12 months starting May 2018 and thereafter to make 36 equal installment payments through the maturity date of the loan. The interest rate is fixed at 11.5% per annum. As of December 31, 2020 and 2019, there was $5.1 million and $8.3 million of principal outstanding under the 2018 Agreement, respectively.

In connection with the execution of the 2018 Agreement, an additional final payment of $0.5 million is due at the earlier of the maturity date and prepayment of the term loan. The Company accretes the final payment liability up to the redemption amount as part of the 2018 Agreement term loan balance and recognizes interest expense over the term of the loan. The Company recognized $0.1 million of interest expense related to the 2018 Agreement final payment for each of the years ended December 31, 2020 and 2019.

For the years ended December 31, 2020 and 2019, the Company recorded $0.8 million and $1.1 million of interest expense, respectively, and repaid $3.2 million and $1.7 million of principal outstanding under the 2018 Agreement, respectively.

The Company incurred certain debt issuance costs in connection with the above loan agreements. Such cost was capitalized against the loan proceeds. The Company also issued warrants to purchase common stock in conjunction with the above loan agreements. The Company determined the fair value of the warrants using the Black-Scholes option-pricing model, which was recorded to additional paid-in capital and an adjustment against the loan proceeds. The debt issuance cost was capitalized and amortized as interest expense over the initial term of the agreement.

2020 Term Loan—On February 20, 2020, the Company entered into a $ 2.0 million term loan agreement (“2020 Term Loan”) with a lender. The loan is provided under two facilities: facility A is comprised of $1.0 million maturing in 36 months, and facility B is comprised of $1.0 million maturing in 30 months. On April 17, 2020, the Company borrowed $1.0 million from facility A, and on October 12, 2020 the

Company borrowed the full $1.0 million from facility B. In addition to the principal payment, both loan facilities require a fixed monthly coupon payment. The aggregated annual coupon payment is $0.1 million. The principal is payable in 24 equal installments commencing on May 31, 2021 through April 30, 2023. The interest rate is fixed at 4.75% per annum. For the year ended December 31, 2020, the Company recorded $0.1 million of interest expense and did not repay any principal outstanding under the 2020 Term Loan.

The Company incurred certain debt issuance costs in connection with the above loan agreements. Such cost was capitalized against the loan proceeds. The Company also issued warrants to purchase common stock in conjunction with the above loan agreements. The Company determined the fair value of the warrants using the Black-Scholes option-pricing model, which is recorded to additional paid-in capital and an adjustment against the loan proceeds. The debt issuance costs are amortized as additional interest expense over the term of the agreement.

2020 Note—In April 2020, the Company entered into a Paycheck Protection Program Note (“PPP Note”) for $4.3 million pursuant to the PPP under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act administered by the U.S. Small Business Administration (“SBA”). The term of the PPP Note was two years with a maturity date in April 2022 and contained a favorable fixed annual interest rate of 1.0%. Principal and interest were payable monthly and could be prepaid by the Company at any time prior to maturity with no prepayment penalties. The Company repaid in full the PPP Note in May 2020, including accrued interest of $0.1 million, in the amount of $4.4 million.

Debt obligations as of December 31, 2020 and 2019, consisted of the following (in thousands):

	December 31,
	2020	2019
Line of credit	$3,000	$3,000
2019 Term Loan	2,417	3,000
2018 Term Loan	5,650	8,815
2020 Term Loan	2,000	—

Total debt	13,067	14,815
Less: unamortized debt discount	(350)	(437)

Total debt, net of debt discount	12,717	14,378
Less: current portion of long-term debt	(8,215)	(6,748)

Long-term debt	$4,502	$7,630

The future principal payments and final payment fee for the Company’s outstanding debt obligations as of December 31, 2020 were as follows (in thousands):

December 31, 2020
2021	$8,215
2022	4,102
2023	750
2024	—

Total	$13,067

6. COMMITMENTS AND CONTINGENCIES

Lease and Purchase Obligation—The Company leases offices under operating leases for its U.S. headquarters and international locations that expire at various dates through 2025. Under the lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2020 and 2019, was $2.5 million and $1.9 million, respectively. In addition, the Company has purchase obligations, which includes agreements and issued purchase orders containing non-cancelable payment terms to purchase goods and services.

As of December 31, 2020 and 2019, future minimum operating lease payments and purchase obligations are as follows (in thousands):

	Operating Leases	Purchase Obligations	Total Lease and Purchase Obligations
2021	$1,383	$3,859	$5,242
2022	1,301	—	1,301
2023	1,339	—	1,339
2024	1,306	—	1,306
2025	207	—	207
Thereafter	—	—	—

Total	$5,536	$3,859	$9,395

Litigation—The Company is named from time to time as a party to lawsuits and other types of legal proceedings and claims in the normal course of business. The Company accrues for contingencies when it believes that a loss is probable and that it can reasonably estimate the amount of any such loss and the Company has made an assessment of the probability of incurring any such losses and whether or not those losses are estimable. As of December 31, 2020 and 2019, there were no amounts accrued that the Company believes would be material to its financial position.

Indemnification—In the ordinary course of business, the Company entered into certain agreements that provided for indemnification by the Company of varying scope and terms to customers, vendors, directors, officers, employees and other parties with respect to certain matters. Indemnification includes losses from breach of such agreements, services provided by the Company, or third-party intellectual property infringement claims. These indemnities may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments, in some circumstances, are not subject to a cap. As of December 31, 2020 and 2019, there were no known events or circumstances that have resulted in a material indemnification liability.

7. CONVERTIBLE NOTES

The Company issued convertible notes in 2017 and 2018 to various investors in an aggregate principal amount of $17.0 million. The convertible notes carried an interest rate of 5.0% per annum. As per the terms of the convertible note agreement, the principal and the unpaid accrued interest are automatically convertible into shares of the Company’s Series C redeemable convertible preferred stock at $1.7194 per share by the maturity date upon certain terms and conditions. Accordingly, all of the convertible notes, including unpaid accrued interest, amounting to $17.8 million converted to 10,370,967 shares of Series C redeemable convertible preferred stock at $1.7194 per share in January 2019.

The Company issued convertible notes between January 2020 and March 2020 to various investors amounting to $8.5 million (“2020 Notes”). The convertible notes carry an interest rate of 5.0% per annum. The notes mature in January 2022 and cannot be prepaid without written consent. As per the terms of the convertible note agreement, if a qualified financing, defined as a transaction or series of transactions by which the Company sells redeemable convertible preferred stock for aggregate gross proceeds of at least $10.0 million, occurs prior to the payment of the notes, then the notes plus accrued and unpaid interest shall automatically convert into shares of redeemable convertible preferred stock at a price paid by the other purchasers of the redeemable convertible preferred stock sold in the qualified financing discounted by 10.0% if converted prior to January 2021, and on or after January 2021 by 15.0%. If no qualified financing occurs on or prior to the maturity date, then the outstanding principal amount of these convertible notes and all accrued and unpaid interest shall be converted into Series D redeemable convertible preferred stock at a conversion price of $2.0181 per share. During April and June 2020, the Company completed the Series D redeemable convertible preferred stock financing and subsequently issued 21,708,519 shares of Series D redeemable convertible preferred stock at $2.0181 per share for total cash proceeds of $43.8 million. Accordingly, as this meets the qualified financing requirement, all of the convertible notes, including unpaid accrued interest of $8.6 million converted into 4,728,975 shares of Series D redeemable convertible preferred stock at $1.8163 per share in April 2020. The combined aggregate amount of the proceeds from the Series D redeemable convertible preferred stock financing and the converted notes was $52.4 million.

The 2020 Notes contain an embedded derivative. The fair value of the derivative was recorded as a liability with an offsetting amount recorded as a debt discount, and the debt discount is recorded against the carrying amount of the related convertible notes outstanding. The amortization of the debt discount was recorded as interest expense. The embedded derivative liability was re-valued to the current fair value at the end of each reporting period using the income-based approach. Upon conversion, the embedded derivative liability was re-valued at the conversion, and then the related fair value amount was recorded to other (expense) income in the consolidated statements of operations and comprehensive loss as part of gain or loss on debt extinguishment. The fair value of the embedded derivative upon issuance was $1.0 million and was adjusted to $0.9 million upon conversion in April 2020. Interest expense was accreted on the convertible notes between issuance and conversion. Interest expense of $0.1 million on the convertible notes are included in interest expense for the year ended December 31, 2020 in the consolidated statements of operations and comprehensive loss. There was no derivative liability balance as of December 31, 2020 and 2019.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of December 31, 2020 and 2019, the Company’s redeemable convertible preferred stock consisted of the following balances (in thousands, except per share amounts):

	December 31, 2020
Convertible preferred stock:	Original Issuance Price	Shares Authorized	Shares Issued and Outstanding	Shares of Common Stock if converted	Carrying Value	Aggregate Liquidation Preference	Dividend Rate
Series Seed redeemable	$0.3507	24,861	24,861	24,861	$7,350	$8,720	8.0%
Series A-1 redeemable	$0.4261	7,570	7,570	7,570	3,165	3,226	8.0%
Series B redeemable	$0.8194	19,527	19,527	20,957	15,905	16,000	8.0%
Series C redeemable	$1.7194	30,730	30,727	30,727	52,696	52,832	8.0%
Series D redeemable	$2.0181	42,717	42,294	42,294	85,052	$85,353	8.0%

		125,405	124,979	126,409	$164,168	$166,131

	December 31, 2019
Convertible preferred stock:	Original Issuance Price	Shares Authorized	Shares Issued and Outstanding	Shares of Common Stock if converted	Carrying Value	Aggregate Liquidation Preference	Dividend Rate
Series Seed redeemable	$0.3507	24,861	24,861	24,861	$7,350	$8,720	8.0%
Series A-1 redeemable	$0.4261	7,570	7,570	7,570	3,165	3,226	8.0%
Series B redeemable	$0.8194	19,527	19,527	20,957	15,905	16,000	8.0%
Series C redeemable	$1.7194	30,730	30,727	30,727	52,696	52,832	8.0%
Series D redeemable	$2.0181	15,857	15,857	15,857	31,862	$32,000	8.0%

		98,545	98,542	99,972	$110,978	$112,778

The holders of the Company’s Series Seed, A-1, B, C, and D redeemable convertible preferred stock have various rights, preferences, privileges, and restrictions with respect to voting, dividends, liquidation, and conversion as follows:

Dividends—Holders of shares of the Company’s redeemable convertible preferred stock are entitled to receive non-cumulative dividends at an annual rate of 8.0% per share payable, if and when, declared by the board of directors, prior and in preference to any payment of any dividend on the common stock; such dividends shall be non-cumulative. The redeemable convertible preferred stockholders are also entitled to participate in dividends on common stock on an as-converted basis. The holders of redeemable convertible preferred stock can waive any dividend preference that such holders shall be entitled to receive upon the affirmative vote or written consent of the holders of a majority of the outstanding shares of redeemable convertible preferred stock, voting as a single class on an as-converted basis (the “Preferred Consent”). As of December 31, 2020, no dividends have been declared or paid.

Voting Rights—Holders of shares of the Company’s Series Seed and Series A-1 redeemable convertible preferred stock have voting rights equal to the number of shares of common stock into which such redeemable convertible preferred stock is convertible. The holders of a majority of the outstanding shares of Series Seed redeemable convertible preferred stock and Series A-1 redeemable convertible preferred stock, voting as a single class on an as-converted basis, shall be entitled to elect one member of the Board of Directors of Matterport, Inc. (the “Board”). The holders of a majority of the outstanding shares of Series B redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect one member of the Board. The holders of a majority of the outstanding shares of Series C redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect one member of the Board. The holders of a majority of the outstanding shares of the Company’s common stock, voting as a separate class, shall be entitled to elect three members of the Board. Any remaining members of the Board shall be elected by the holders of (a) a majority of the outstanding shares of the Company’s common stock and (b) a majority of the outstanding shares of the Company’s redeemable convertible preferred stock, voting together as a single class on an as-converted basis.

Liquidation Preference—In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Series Seed redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock, Series B redeemable convertible preferred stock or common stock by reason of their ownership thereof, an amount equal to the Series C redeemable convertible preferred stock original issue price or Series D redeemable convertible preferred stock original issue price, as applicable, plus all declared but unpaid dividends, on each such applicable share of redeemable convertible preferred stock held by them. If, upon the occurrence of such Liquidation Event, the proceeds distributed among the holders of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After payment in full of amounts payable to the holders of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock above, the holders of Series B redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Series Seed redeemable convertible preferred stock, Series A-1 redeemable convertible preferred stock or common stock by reason of their ownership thereof, an amount equal to the Series B redeemable convertible preferred stock original issue price, plus all declared but unpaid dividends, on each such share of Series B redeemable convertible preferred stock held by them. If upon the occurrence of such Liquidation Event, the proceeds distributed among the holders of Series B redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series B redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After payment in full of amounts payable to the holders of Series B redeemable convertible preferred stock, the holders of Series Seed redeemable convertible preferred stock and Series A-1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of common stock by reason of their ownership thereof, an amount equal to the Series Seed redeemable convertible preferred stock original issue price or the Series A-1 redeemable convertible preferred stock original issue price, as applicable, plus all declared but unpaid dividends, on each such share of redeemable convertible preferred stock held by them. The Series Seed redeemable convertible preferred stock and Series A-1 redeemable convertible preferred stock shall rank pari passu with respect to the respective preferential amounts for each such series upon the occurrence of such event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series Seed redeemable convertible preferred stock and Series A-1 redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series Seed redeemable convertible preferred stock and Series A-1 redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After payment to the holders of redeemable convertible preferred stock of the preferential amounts, all remaining proceeds legally available for distribution to stockholders of the Company shall be distributed pro rata among the holders of common stock based on the number of shares of common stock then held by them. If, upon occurrence of such event, the assets and funds distributed among the holders of redeemable convertible preferred stock are insufficient to permit the payment, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

For purposes of determining the amount each holder of redeemable convertible preferred stock is entitled to receive with respect to a Liquidation Event, each such holder of redeemable convertible preferred stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of redeemable convertible preferred stock into shares of common stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of redeemable convertible preferred stock into shares of common stock. If any such holder shall be deemed to have converted shares of redeemable convertible preferred stock into common stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of the redeemable convertible preferred stock that have not converted (or have not been deemed to have converted) into shares of common stock.

A “Liquidation Event” shall mean (i) a liquidation, dissolution, or winding up of the Company; (ii) an acquisition of the Company by another person or entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, a merger, consolidation, or other corporate reorganization), other than an acquisition in which the shares of capital stock held by stockholders of the Company immediately prior to such acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately after such acquisition and by virtue of the acquisition, a majority of the total outstanding voting power of the surviving or acquiring person or entity; (iii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets or intellectual property of the Company, except where such sale, lease, exclusive license, or other disposition is to a wholly owned subsidiary of the Company; or (iv) a transaction or series of related transactions to which the Company is a party (whether by merger, consolidation, stock acquisition, or otherwise) in which a majority of the total outstanding voting power of the Company is transferred. Notwithstanding the foregoing sentence, a transaction shall not constitute a Liquidation Event if the primary purpose is to change the jurisdiction of the Company’s incorporation, create a holding company that will be owned in substantially the same proportions by the persons who held the

Company’s securities immediately before such transaction or engage in a bona fide equity financing transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may only be waived with the Preferred Consent.

Conversion Rights—At the option of the holder, each share of redeemable convertible preferred stock is convertible into shares of common stock as is determined by dividing the original issuance price per share for Series Seed, A-1, B, C, and D redeemable convertible preferred stock, by the conversion price applicable to such shares. The initial conversion price per share is the original issuance price of the redeemable convertible preferred stock. The conversion ratio for the redeemable convertible preferred stock shall be subject to appropriate adjustments for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like. In addition, if the Company should issue any additional stock without consideration or for a consideration per share less than the conversion price for the redeemable convertible preferred stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s Amended Certificate of Incorporation.

Each share of redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect upon the earlier of (i) the closing of the sale of the Company’s Common Stock to the public at a price of at least $3.0272 per share and aggregate proceeds of not less than $50.0 million, net of underwriting discounts and commissions or (ii) the date of the Preferred Consent.

Redemption—Redeemable convertible preferred stock is not redeemable at the election of the holder, except that in the event of a change in control resulting from the sale or transfer of the Company’s securities, which qualifies as a Liquidation Event.

9. COMMON STOCK

As of December 31, 2020 and 2019, the Company was authorized to issue 230.7 million and 189.5 million shares, respectively, of common stock with a par value of $0.0001 per share.

In August 2020, the Company repurchased and retired 0.4 million shares of common stock held by former employees. Of the $0.5 million total aggregate consideration, the fair value of the shares of $0.4 million was recorded in accumulated deficit, while the amounts paid in excess of the fair value of common stock at the time of purchase of $0.1 million was recorded as compensation expense.

The Company had reserved shares of common stock for future issuance as of December 31, 2020 and 2019 as follows (in thousands):

	December 31,
	2020	2019
Redeemable convertible preferred stock, all series	126,409	99,972
Warrants to purchase common stock	1,081	875
Common stock options outstanding	49,206	48,763
Shares available for future grant of equity awards	1,921	1,419

Total shares of common stock reserved	178,617	151,029

Common Stock Warrants—The Company issued warrants to purchase common stock in connection with loan agreements entered from three lenders as disclosed below and in Note 5. All previously issued common stock warrants were fully vested and exercisable as of December 31, 2020 and 2019. Those warrants were considered equity instruments at inception and were recorded to additional paid-in capital. The warrants have a contractual 10-year life from the issuance date.

In the event of an acquisition in which the fair market value of one share is greater than the warrant exercise price as of the date of the acquisition, all outstanding and unexercised warrant shall automatically be deemed to be cashless exercised immediately prior to the consummation of the acquisition. In the event of an acquisition where the fair market value per share is less than the warrant exercise price in effect immediately prior to the acquisition, then warrant will expire immediately prior to the consummation of the acquisition.

2015 and 2017 Term Loan Warrants—On May 20, 2015, and October 26, 2017, in connection with the 2015 Agreement and the 2015 Amended and Restated Agreement, the Company issued warrants to purchase 182,072 shares of common stock to the lender with an exercise price of $0.159 per share and 9,268 shares of common stock to the lender with an exercise price of $0.347 per share, respectively. As set forth in the warrant agreement, on November 2, 2017, the Company issued additional warrants to purchase 9,268 shares of common stock to the lender upon the funding of the term loan with an exercise price of $0.347 per share. On September 16, 2019, in connection with the 2017 Second Amended and Restated Agreement, the Company issued warrants to purchase 82,386 shares of common stock to the lender with an exercise price of $0.659 per share. As of December 31, 2020, the 2015 and 2017 Term Loan warrants remained outstanding.

2018 Term Loan Warrants—On April 20, 2018, in connection with the 2018 Agreement, the Company issued warrants to purchase 592,406 shares of common stock to the lender with an exercise price of $0.347 per share. The Company determined the fair value of the warrants to be $0.2 million as of the issuance date based on the Black-Scholes option-pricing model using the following assumptions: 0% dividend yield, 44.8% volatility, and risk-free rate of 3.0%. The Company amortized less than $0.1 million debt discount related to these warrants during the year ended December 31, 2019, which was recorded to interest expense in the Company’s consolidated statement of operations and comprehensive loss. As of December 31, 2020 and 2019, the unamortized debt discount related to the above warrants were $0.2 million and $0.1 million, respectively. As of December 31, 2020, the 2018 Term Loan warrants remained outstanding.

2020 Term Loan Warrants—On February 20, 2020, in connection with the 2020 Term Loan, the company issued warrants to purchase up to 205,964 shares of common stock to the lender with an exercise price of $0.659 per share. The Company determined the fair value of the warrants to be $0.1 million as of the issuance date based on the Black-Scholes option pricing model using the following assumptions: 0% dividend yield, 38.37% volatility, and risk-free rate of 1.45%. As set forth in the warrant agreement, upon an event of an acquisition, the warrant shall automatically be deemed as cashless exercise. In the event of acquisition where the fair market value of one share is less than the warrant exercise price, then the warrant will expire immediately prior to the consummation of the acquisition. As of December 31, 2020, the 2020 Term Loan warrants remained outstanding.

10. STOCK PLAN

2011 Stock Incentive Plan—On June 17, 2011, the Company’s Board and stockholders approved the Matterport, Inc. 2011 Stock Incentive Plan, (the “2011 Stock Plan”), which allows for the issuance of incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), the issuance of restricted stock awards (“RSAs”), and the sale of stock to its employees, the Board, and consultants. As of December 31, 2020, the Company has granted primarily ISOs. The 2011 Stock Plan will expire in June 2021 (10 years from its adoption), unless terminated earlier.

Since the inception of the 2011 Stock Plan, the Company’s Board and its stockholders have voted to increase the shares of common stock reserved under the plan on several occasions. As of December 31, 2020 and 2019, 66.5 million and 58.2 million shares, respectively, were authorized under the 2011 Stock Plan. Shares forfeited due to employee termination or expiration are returned to the share pool. Similarly, shares withheld upon exercise to provide for the exercise price and/or taxes due and shares repurchased by the Company are also returned to the pool.

Stock options are granted with exercise prices not less than 100% of the fair value of the common stock on the date of issuance and, for 10% stockholders, not less than 110%. Equity awards vest over a period of time as determined by the Board, generally over a four-year period, and stock options expire 10 years from the date of grant (5 years for 10% stockholders) and are non-transferable. The Company has also granted equity awards subject to performance-based vesting. Stock options may be granted with early exercise provisions. Vested option shares are exercisable for three months after termination, other than for cause, and for at least 12 months if due to death or disability, but in no event later than the expiration of the option term. Stock options granted to the Board are subject to automatic vesting upon change in control. For non-Board award recipients, if within 60 days of a change of control, the individual resigns due to an adverse change in job position, work location, reduction in pay, or other adverse changes, or within 12 months of a change of control the successor company terminates the individual’s service without cause, vesting of the option shall accelerate with respect to shares that would have vested in the 12-month period following such termination or resignation, effective immediately prior to their last day.

Shares Available for Future Grant—Shares available for future grant under the Company’s stock plans as of December 31, 2020 and 2019, were 1.9 million and 1.4 million shares, respectively. The Company issues new shares upon a share option exercise or release.

Stock Option Activity—The following table summarizes the stock option activities under the Company’s stock plans for the years ended December 31, 2020 and 2019 (in thousands, except for share data):

	Options Outstanding		Weighted- Average Remaining Contractual Term (Years)
	Number of Shares	Weighted- Average Exercise Price		Aggregate Intrinsic Value
Balance—January 1, 2019	24,482	$0.28	7.3	$3,555
Granted	29,030	0.66
Exercised	(2,080)	0.22
Expired or canceled	(2,670)	0.42

Balance—December 31, 2019	48,762	$0.50	8.1	$7,698
Granted	13,349	0.81
Exercised	(7,293)	0.21
Expired or canceled	(5,612)	0.54

Balance—December 31, 2020	49,206	$0.62	8.1	$245,565	(1)

Option vested and exercisable—December 31, 2020	20,935	$0.50	7.2	$107,029	(1)

(1)	As corrected to reflect the common stock fair market value per share as of December 31, 2020.

The weighted-average grant date fair value of options granted were $0.33 and $0.27 per share as of December 31, 2020 and 2019, respectively. The aggregate intrinsic value of the options exercised, and total grant-date fair value of awards vested were $3.6 million and $0.9 million and $2.3 million and $1.6 million, during the years ended December 31, 2020 and 2019, respectively.

The weighted-average remaining contractual life of vested and expected to vest options is 8.1 years as of December 31, 2020 and 2019.

Total compensation cost related to non-vested awards not yet recognized as of December 31, 2020 and 2019, was $7.3 million and $6.4 million, respectively, with a weighted-average period of 2.73 years and 3.12 years, respectively, over which this compensation cost was expected to be recognized.

Employee Stock-based Compensation—For service awards, the fair value of options on the date of grant is estimated based on the Black-Scholes option-pricing model using the single-option award approach. The Company recognizes costs as compensation expense, recorded under operating expenses in the statements of operations and comprehensive loss, on a straight-line basis over the employee’s requisite service period, which is generally four years. The Company does not estimate expected forfeitures and recognizes forfeitures as they occur.

In March 2019, the Company granted 0.9 million performance-based stock option awards to a senior executive. The award shall vest and become exercisable upon the consummation of the earlier of a change in control or an initial public offering (“IPO”), subject to certain share price targets. The vesting of the award also requires employment up to the consummation of the change in control or IPO. As of December 31, 2020, no stock-based compensation has been recognized for the stock options because a change in control transaction or an IPO has not yet occurred. The term of the awards was modified in March 2021. See Note 15.

In August and November 2020, the company settled 1.3 million vested stock options held by certain former employees with cash. Of the $1.3 million total aggregate consideration, the fair value of the shares of $1.0 million was recorded in additional paid-in capital, while the amounts paid in excess of the fair value of stock options at the time of purchase of $0.3 million was recorded as compensation expense.

Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2020 and 2019 were as follows:

	Year Ended December 31,
	2020	2019
Expected volatility	38.5 – 45.0%	38.4 – 39.1%
Expected term	5.5 – 6.1 Years	5.9 – 6.4 Years
Risk-free interest rate	0.3 – 1.5%	1.6 – 2.4%
Expected dividend yield	0%	0%

Stock-Based Compensation Expense—Compensation expense is allocated on a departmental basis, based on the classification of the option holder. The following table presents the amount of stock-based compensation related to stock-based awards to employees in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019 (in thousands):

	Year ended December 31,
	2020	2019
Costs of revenue	$135	$32
Research and development	624	427
Selling, general, and administrative	1,746	1,371

Stock-based compensation, net of amounts capitalized	2,505	1,830
Capitalized stock-based compensation	146	56

Total stock-based compensation	$2,651	$1,886

There was no nonemployee stock-based compensation expense for the years ended December 31, 2020 and 2019.

The amount of cash received by the Company for the exercise of share options was $1.5 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

11. INCOME TAXES

The components of the net loss before income taxes, determined by jurisdiction, for the years ended December 31, 2020 and 2019 were as follows (in thousands):

	Year Ended December 31,
	2020	2019
United States	$(14,294)	$(32,136)
Foreign	350	241

Loss before income taxes	$(13,944)	$(31,895)

The provision for income taxes for the years ended December 31, 2020 and 2019, were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Current
State	$8	$3
International	69	62

Total current tax expense	77	65
Total deferred tax expense	—	—

Total tax expense	$77	$65

The components of the deferred tax assets for the years ended December 31, 2020 and 2019, consisted of the following (in thousands):

	Year Ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$29,734	$27,510
Research and development credits carryforward	5,009	3,975
Accruals	988	509
Other	62	71
Interest expense carryforward	566	278
Fixed assets	128	140
Stock-based compensation	604	413

Total deferred tax assets	$37,091	$32,896

Less: valuation allowance	(35,023)	(31,081)
Deferred tax liabilities:
Intangibles	(1,876)	(1,710)
Deferred commissions	(192)	(105)
Total deferred tax liabilities	(2,068)	(1,815)

Net deferred tax assets	$—	$—

ASC 740, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, requires that the tax benefit of net operating losses (“NOLs”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, has provided a valuation allowance.

The table below presents the changes in the valuation allowance for deferred tax assets for the years ended December 31, 2020 and 2019 (in thousands):

Description	Balance at beginning of period	Additions charges to costs and expenses	Write-offs and deductions	Balance at end of period
Valuation allowance for deferred tax assets
For the Year Ended December 31, 2020	31,081	3,942	—	35,023
For the Year Ended December 31, 2019	23,150	7,931	—	31,081

Net operating loss and tax credit carryforwards as of December 31, 2020 were as follows (in thousands):

	Amount	Expiration Years
NOLs, federal (Post December 31, 2017)	$59,316	Do Not Expire
NOLs, federal (Pre January 1, 2018)	61,397	12/31/2031
NOLs, state	65,315	12/31/2032
Tax credits, federal	5,312	12/31/2032
Tax credits, state	$3,843	Do Not Expire

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which resulted in significant changes to the Internal Revenue Code. The new law provides for an indefinite carryforward of NOLs but limits the NOLs deduction to 80% of taxable income and generally disallows the carryback of NOLs. The new 80% limitation applies to NOLs arising in taxable years beginning after December 31, 2017, and the carryback/ carryforward provisions apply to NOLs arising in taxable years ending after December 31, 2017. Consequently, NOLs generated in taxable years beginning before January 1, 2018, will continue to be able to offset 100% of taxable income. NOLs generated in tax years ending before January 1, 2018, will remain subject to a 20-year carryforward.

The effective tax rate of the Company’s provision for income taxes differed from the federal statutory rate as of December 31, 2020 and 2019, and was as follows:

	December 31,
	2020	2019
Statutory federal income benefit rate	21.0%	21.0%
State income tax rate	7.01	3.90
Change in valuation allowance	(28.27)	(24.85)
Research and development credits	2.86	0.73
Other	(0.80)	(0.45)
Convertible notes—nondeductible	(1.57)	—
Stock-based compensation	(0.89)	(0.53)
Foreign rate differential	0.03	(0.03)

Effective tax rate	(0.63)%	(0.23)%

A reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2020 and 2019, was as follows (in thousands):

	Year Ended December 31,
	2020	2019
Unrecognized tax benefits—beginning	$2,906	$2,441
Gross Increases—prior-year unrecognized tax benefits	—	—
Gross Increases—current-year unrecognized tax benefits	756	465

Unrecognized tax benefits—ending	$3,662	$2,906

The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized. During the years ended December 31, 2020 and 2019, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months.

The Company files income tax returns in the US for federal, California, and several state tax jurisdictions. The federal and state income tax returns from inception since 2011 to December 31, 2020, remain subject to examination.

12. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Net loss per share attributable to common stockholders was computed by dividing net loss by the weighted-average number of common shares outstanding for the years ended December 31, 2020 and 2019 (in thousands, except per share data):

	Year ended December 31,
	2020	2019
Numerator :
Net loss attributable to common stockholders	$(14,021)	$(31,960)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,841	31,108

Net loss per share attributable to common stockholders, basic and diluted	$(0.43)	$(1.03)

The potential shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
Redeemable convertible preferred stock, all series	126,409	99,972
Warrants to purchase common stock	1,081	875
Common stock options outstanding	49,206	48,762

Total potentially dilutive common share equivalents	176,696	149,609

13. RELATED-PARTY TRANSACTIONS

From January 2020 to March 2020, Matterport issued convertible promissory notes in an aggregate principal amount of $8.5 million (“2020 Notes”) to investors, including (i) $400,000 aggregate principal amount to DCM VI, L.P., an affiliate of Jason Krikorian, a member of the Matterport board of directors, (ii) $2.0 million aggregate principal amount to Lux Co-Invest Opportunities, L.P., an affiliate of Peter Hébert, a member of the Matterport board of directors, and (iii) $1,000,000 aggregate principal amount to QUALCOMM Ventures LLC, an affiliate of Carlos Kokron, a member of the Matterport board of directors. The 2020 Notes accrued interest at a rate of 5% per annum. All of the 2020 Notes were converted to Series D redeemable convertible preferred stock in April 2020 in connection with Matterport’s Series D redeemable convertible preferred stock financing.

14. EMPLOYEE BENEFITS PLANS

The Company has a defined-contribution retirement and savings plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”) covering substantially all US employees. The 401(k) Plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. The Company contracted with a third-party provider to act as a custodian and trustee and to process and maintain the records of participant data. Substantially all of the expenses incurred for administering the 401(k) Plan are paid by the Company. For the years ended December 31, 2020 and 2019, the Company made $0.2 million and $0.6 million, respectively, of discretionary matching contribution.

The Company contributes to a defined-contribution pension plan for eligible employees in the U.K. Pension plan benefits are based primarily on participants’ compensation and years of service credited as specified under the terms of the plan. For the years ended December 31, 2020 and 2019, the Company made $0.2 million and $0.1 million, respectively, of matching contributions to the U.K. pension plan.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 5, 2021, the date these consolidated financial statements are available to be issued, and has determined that the following subsequent events require disclosure in the consolidated financial statements.

In February 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gores Holdings VI Inc. (“Gores”), Maker Merger Sub, Inc. (“First Merger Sub”), and Maker Merger Sub II, LLC (“Second Merger Sub”), which provides for, among other things: (a) the merger of First Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of the Company with and into Second Merger Sub, with Second Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Gores (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Merger Agreement, the “Merger”).

In February 2021, the holders of all of the Company’s outstanding warrants agreed to exercise their warrants contingent upon, and effective immediately prior to, the consummation of the First Merger.

In February 2021, the Company amended and restated its certificate of incorporation to include a merger with or into or consolidation with Gores Holdings VI, Inc., a Delaware corporation, or one or more of its subsidiaries (whether or not the Company is the surviving entity of such merger or consolidation), in the definition of “Liquidation Event”.

In February 2021, the Company amended and restated 2011 Stock Plan which allows the Company to grant restricted stock units (“RSUs”) and extended the terms of the plan until February 12, 2022, unless terminated earlier. The Company approved and granted a total of 1,353,200 shares of RSUs awards to certain employees under the amended and restated 2011 Stock Plan in February 2021.

In March 2021, the Company amended the performance condition of the performance-based stock option awards to a senior executive and as a result the award shall vest and become exercisable upon the closing of the Merger. The modification will result in a Type IV modification and the fair value of the stock option awards remeasured as of the modification date will be recognized upon the closing of the Merger, which will be approximately $8.2 million.

Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through November 19, 2021, the date the financial statements were available to be reissued.

On July 22, 2021, in connection with the Merger, the Company raised gross proceeds of $640.1 million, including the contribution of $345.1 million of cash held in Gores’ trust account from its initial public offering and an aggregate purchase price of $295.0 million in a private placement pursuant to the subscription agreements (“Private Investment in Public Equity” or “PIPE) at $10.00 per share of Gores’ Class A common stock. The Company paid $0.9 million to Gores’ stockholders who redeemed Gores’ Class A common stock immediately prior to the Closing. The Company and Gores incurred $10.0 million and $26.3 million transaction costs, respectively. The total transaction cost was $36.3 million, consisting of underwriting, legal, and other professional fees. The aggregate consideration paid to Legacy Matterport stockholders in connection with the Merger (excluding any potential Earn-Out Shares), was 218,875,000 shares of the Company Class A common stock, par value $0.0001 per share. The Per Share Matterport Stock Consideration was equal to approximately 4.1193 (the “Exchange Ratio”).

The following transactions were completed concurrently upon the Closing:

•	Immediately prior to the Closing, 52,236 shares Series D redeemable convertible preferred stock of Legacy Matterport were issued to a customer of Legacy Matterport.

•	each issued and outstanding share of Legacy Matterport preferred stock was canceled and converted into the right to receive a total of 126,460,926 shares of the Matterport Class A common stock;

•	each Legacy Matterport warrant was exercised in full in exchange for the issuance of 1,038,444 shares of Matterport Class A common stock to the holder of such Matterport Warrants;

•

each issued and outstanding share of Legacy Matterport common stock (including the items mentioned in above points) was canceled and converted into the right to receive an aggregate number of shares of Class A common stock equal to the Per Share Matterport Stock Consideration;

•

each outstanding vested and unvested Legacy Matterport common stock option was converted into a rollover option, exercisable for shares of Matterport Class A common stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted using the Per Share Matterport Stock Consideration; and

•

each outstanding and unvested Legacy Matterport RSU was converted into a rollover RSU for shares of Matterport Class A common stock with the same terms except for the number of shares, which were adjusted using the Per Share Matterport Stock Consideration

On July 22, 2021, the Company approved the 2021 Incentive Award Plan (“2021 Plan”) and the 2021 Employee Stock Purchase Plan (“2021 ESPP”).

At closing of the Merger, Legacy Matterport Stockholders and certain holders of Legacy Matterport Stock Options and RSUs are entitled to receive a number of Earn-out Shares comprising up to 23,460,000 shares of Class A common stock in the aggregate. There are six distinct tranches, and each tranche has 3,910,000 Earn-out shares. The Earn-out shares are issuable if the daily volume weighted average price (based on such trading day) of one share of common stock exceeds $13.00, $15.50, $18.00, $20.50, $23.00, and $25.50 for a period of at least 10 days out of 30 consecutive trading days during the period beginning on the 180th day following the Closing and ending on the fifth anniversary of such date. The Earn-out shares are subject to early release if a change of control that will result in the holders of the Company common stock receiving a per share price equal to or in excess of the price target as above.

The Company repaid in full the Line of Credit of $3.0 million and the 2019 Term Loan of $2.4 million of principal outstanding during the nine months ended September 30, 2021.

The company repaid in full the 2018 Term loan of $5.6 million during the nine months ended September 30, 2021, including a $0.5 million required final payment fee pursuant to the 2018 Agreement and $0.1 million prepayment fee as the Company fully repaid the 2018 Term Loan in July 2021. The Company recorded $0.1 million loss on the extinguishment for the three months ended September 30, 2021.

The Company started repayment of principal of 2020 Term Loan in May 2021 and repaid in full the 2020 Term Loan of $2.0 million of principal outstanding during the nine months ended September 30, 2021. The Company recorded $0.1 million loss on the 2020 Term Loan extinguishment for the three months ended September 30, 2021.